BEAR STEARNS

Personal

2001 ANNUAL REPORT

CAPITAL MARKETS

The largest of the three business segments, Capital Markets encompasses our fixed income, institutional equities and investment banking areas. Our equity business comprises our efforts in sales, trading and research including block trading, convertible bonds, over-the-counter equities, equity derivatives and risk arbitrage. The fixed income area includes the sales, trading and research operations for institutional clients in products such as mortgage- and asset-backed securities, corporate and government bonds, municipal and high yield debt securities, foreign exchange and fixed income derivatives. Investment banking provides our clients with capital raising, strategic advisory, merger and acquisition, and merchant banking capabilities.

GLOBAL CLEARING SERVICES

The Global Clearing Services segment offers prime broker and broker dealer clearing services, including margin lending and securities borrowing to facilitate customer short sales. At November 30, 2001, Global Clearing served nearly 2,600 prime brokerage clients such as hedge funds, clients of money managers, short sellers, arbitrageurs and other professional investors, and approximately 400 fully disclosed clients, both retail and institutional brokers, through Bear, Stearns Securities Corp. Custody services are offered primarily through the Custodial Trust Company.

WEALTH MANAGEMENT

Wealth Management includes the private client and asset management areas. Through over 450 brokers worldwide in seven offices, Private Client Services provides high-net-worth individuals our trademark quality service. Bear Stearns Asset Management offers a wide spectrum of investment strategies including equity and fixed income separate accounts and mutual funds, wrap products and alternative investment products to meet the diverse needs of corporations, municipal governments, multi-employer plans, foundations, endowments, family groups and high-net-worth individuals.

SELECTED FINANCIAL DATA

in thousands, except share and other data	FISCAL YEAR ENDED NOVEMBER 30, 2001	FISCAL YEAR ENDED NOVEMBER 30, 2000	FIVE MONTHS ENDED* NOVEMBER 26, 1999	FISCAL YEAR ENDED JUNE 30, 1999	FISCAL YEAR ENDED JUNE 30, 1998	FISCAL YEAR ENDED JUNE 30, 1997
OPERATING RESULTS						
Revenues, net of interest expense	$ 4,907,035	$ 5,475,678	$ 1,938,503	$ 4,502,124	$ 4,341,423	$ 3,525,914
Employee compensation and benefits	2,528,852	2,788,638	964,529	2,265,830	2,094,679	1,716,892
Non-compensation expenses	1,443,739	1,515,517	520,382	1,172,186	1,183,252	795,332
Total expenses	3,972,591	4,304,155	1,484,911	3,438,016	3,277,931	2,512,224
Income before provision for income taxes	934,444	1,171,523	453,592	1,064,108	1,063,492	1,013,690
Provision for income taxes	309,479	398,340	167,778	391,060	403,063	400,360
Income before cumulative effect of change in accounting principle	624,965	773,183	285,814	673,048	660,429	613,330
Cumulative effect of change in accounting principle, net of tax	(6,273)	—	—	—	—	—
Net income	$ 618,692	$ 773,183	$ 285,814	$ 673,048	$ 660,429	$ 613,330
Net income applicable to common shares	$ 579,579	$ 734,070	$ 269,517	$ 633,618	$ 629,417	$ 589,497
FINANCIAL POSITION						
Total assets	$185,530,228	$168,631,602	$162,037,962	$153,894,340	$154,495,895	$121,433,535
Long-term borrowings	$ 23,429,054	$ 20,095,888	$ 15,911,392	$ 14,647,092	$ 13,295,952	$ 8,120,328
Guaranteed Preferred Beneficial Interests in Company Subordinated Debt Securities (1)	$ 762,500	$ 500,000	$ 500,000	$ 500,000	$ 350,000	$ 350,000
Stockholders' equity	$ 5,628,527	$ 5,654,288	$ 4,941,947	$ 4,955,509	$ 4,291,533	$ 3,276,371
Common shares and common share equivalents outstanding (2)	146,465,210	158,039,960	165,956,810	167,265,996	167,173,826	167,096,515
PER SHARE DATA						
Basic earnings per share (2)	$ 4.49	$ 5.37	$ 1.78	$ 4.26	$ 4.17	$ 3.81
Diluted earnings per share (2)	$ 4.27	$ 5.35	$ 1.78	$ 4.26	$ 4.17	$ 3.81
Cash dividends declared per common share (2)	$ 0.60	$ 0.55	$ 0.29	$ 0.56	$ 0.54	$ 0.52
Book value per common share (2)	$ 33.84	$ 31.51	$ 26.93	$ 25.60	$ 21.64	$ 17.74
FINANCIAL RATIOS						
Return on average common equity	13.7%	19.1%	16.6%	18.8%	21.7%	27.9%
Profit margin (3)	19.0%	21.4%	23.4%	23.6%	24.5%	28.7%
OTHER DATA (in billions, except employees)						
Margin debt balances, average for period	$ 39.3	$ 56.4	$ 43.8	$ 40.6	$ 45.8	$ 30.6
Customer short balances, average for period	$ 51.7	$ 61.6	$ 57.6	$ 60.7	$ 59.4	$ 40.3
Stock borrowed, average for period	$ 46.9	$ 52.1	$ 46.8	$ 45.3	$ 42.2	$ 30.5
Free credit balances, average for period	$ 18.7	$ 15.0	$ 13.0	$ 12.3	$ 10.1	$ 7.6
Assets under management, at period end	$ 24.2	$ 19.5	$ 13.0	$ 12.2	$ 9.8	$ 7.8
Employees	10,452	11,201	10,081	9,808	9,180	8,309

* On January 18, 2000, the Company's Board of Directors elected to change its fiscal year-end to November 30 from June 30, effective with the fiscal year beginning November 27, 1999.

(1) As of June 30, 1998 and 1997, Guaranteed Preferred Beneficial Interests in Company Subordinated Debt Securities consisted of $150 million of Exchangeable Preferred Income Cumulative Shares and $200 million of Guaranteed Preferred Beneficial Interests in Company Subordinated Debt Securities.

(2) Reflects all stock dividends prior to November 30, 2001.

(3) Represents the ratio of income before provision for income taxes to revenues, net of interest expense.

Note: Certain reclassifications have been made to prior period amounts to conform to the current year's presentation.



In 2002, the seven-story crown of 383 Madison Avenue illuminates the New York City skyline for the first time and marks our official move into our new world headquarters. After three years of planning and three and one-half years in construction, the building was completed on

383 Madison

time and on budget. With unique state-of-the-art innovations that enable employees to work more effectively and more efficiently, 383 Madison Avenue represents our long-term commitment to New York City, to our business, to our clients, and to our stockholders.

This past year our world changed in ways none of us could have possibly imagined. The tragic events that played out on the world's stage were beyond comprehension and, as a result, the United States ended 2001 as a changed nation.

In the securities industry, the bond markets closed for almost three days and the equities markets halted for four. Every major market index was down for the year. The Federal Reserve cut interest rates ten times during our fiscal year in response to a declining economy. The bull market officially ended during one of the toughest years the industry has ever faced.



James E. Cayne
Chairman and CEO

Yet through these turbulent times, Bear Stearns delivered solid performance and results that were among the best in the industry. Our stock was one of the best performing in the brokerage sector, up 25.2% in a year when the Dow Jones Industrial Average was down by 5.4%, the Standard & Poor's 500 Index was down 13.4% and the Nasdaq was down 25.7%.

This report details our past results and future strategy, but let me highlight some key accomplishments of the year:

- Despite the market environment, we reported earnings per share of $4.27 and achieved a return on equity of 13.7%.
- We successfully completed a margin improvement program, which we began in fiscal 2000, by reducing our annual operating expenses by over $300 million.
- We began the move to our new world headquarters at 383 Madison Avenue. This new facility will not only increase productivity but also reduce our total occupancy costs.

It is important to note that our achievements this past year would not have been possible without the will and dedication of our 10,452 employees. I thank them for their hard work.

Looking back, 2001 was a year replete with challenge and triumph, sadness and successes. Looking forward, I am very excited about our prospects for 2002. I thank you, my fellow stockholders, for the continued privilege of leading this great company and for your enduring trust and support.

A Personal Approach



JAMES E. CAYNE [1,2]
CHAIRMAN AND CHIEF EXECUTIVE OFFICER

ALAN D. SCHWARTZ [1,2]
PRESIDENT AND CO-CHIEF OPERATING OFFICER

WARREN J. SPECTOR [1,2]
PRESIDENT AND CO-CHIEF OPERATING OFFICER

Undoubtedly our greatest strengths are our people and our unique entrepreneurial corporate culture. What sets Bear Stearns apart from the competition is access and teamwork. Clients can access the wealth of experience and depth of knowledge of our senior people while working closely with them as a team to create custom solutions. Our executives have a hands-on approach to managing and running the company, guaranteeing that our most senior people work personally with clients. Our clients enjoy the enduring continuity of personal relationships and the benefits of shared experience over time.

This personal approach also extends to employees. New recruits have immediate access to senior management and the ability to learn from seasoned colleagues. Senior staff can discuss issues with executive management — doors are always open, people are accessible every day, all day. Imbedded in the culture are a collaborative approach to decision-making and problem solving, a respect for an individual's opinion and a personal commitment to client service.

[1] Also serves on the Executive Committee
[2] Also serves on the Management & Compensation Committee



ALAN C. GREENBERG
CHAIRMAN OF THE EXECUTIVE COMMITTEE



MARK E. LEHMAN [1]
EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL



SAMUEL L. MOLINARO JR. [1,2]
EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER



RICHARD R. LINDSEY
MANAGEMENT & COMPENSATION COMMITTEE



BRUCE M. LISMAN
MANAGEMENT & COMPENSATION COMMITTEE



ROBERT M. STEINBERG
MANAGEMENT & COMPENSATION COMMITTEE



MICHAEL MINIKES
TREASURER

The mark of a lasting franchise lies not in how it performs in times of prosperity, but in how it advances in times of adversity. This past year the capital markets experienced one of the most difficult years in history. Our industry as a whole suffered in the wake of the terrorist attacks on September 11, 2001. We were fortunate, largely due to our midtown Manhattan location, to be able to keep our doors open to serve our clients throughout the crisis.

This year will also be remembered as one of the most challenging in our 78 years in operation — yet 2001 was one of the most profitable years for Bear Stearns in all of that time. Our stock increased in value by 25.2% and the fixed income businesses produced record profits. We reported fully diluted earnings per share of $4.27 and net income of $618.7 million for the fiscal year ended November 30, 2001. Although these figures were down 20% year-over-year, they should be viewed within the context of the operating environment and our peer group's performance. Taking these factors into account, Bear Stearns produced stable and solid results. Moreover, we took important measures to strategically position the company for the next market cycle including completing the first phase of a firmwide margin improvement plan.


Net Income
Net Revenues
3,851
3,996
5,116
5,476
4,907
618
541
829
773
619
97
98
99
00
01

NET INCOME AND NET REVENUES
($ in millions)
for the 12 month periods ended 11/30

Our capital base remains strong and has steadily increased each year. On November 30, 2001, total capital, including stockholders' equity and long-term borrowings, was approximately $29.8 billion. Book value, a fundamental indicator of corporate health, has also grown steadily over the years and was $33.84 per share at year-end. We repurchased about 19.7 million shares, or more than $1 billion, of Bear Stearns common stock during the fiscal year. These shares were used principally to fund deferred compensation and employee stock compensation plans.

We believe in encouraging the alignment of employee and stockholder interests. Stock held by employees combined with that held in deferred compensation and employee compensation plans totaled roughly 44% of the total stock outstanding. By creating an environment where employees can have a meaningful impact on the growth and development of the company and allowing them to share in the profits of the organization, we believe we directly align employee and stockholder interests to the benefit of both. Simply put, our 10,452 motivated employees are our greatest assets.

Our overarching objective is to provide stockholders with superior returns over industry cycles by operating a portfolio of profitable growing businesses. Return on equity (ROE) is a common yardstick used to measure the quality of an investment. Bear Stearns reported an annualized after-tax return on common stockholders' equity of 13.7% for the year. While we are proud of our achievements in 2001, we seek to continually leverage our strengths. To that end, much of the focus in 2001 was on identifying and implementing steps to increase profitability.

As a part of the efforts to improve stockholder returns, in 2000 we launched a 24-month project that focused on both increasing revenue-producing capabilities and reducing operating costs. We took some tough but necessary measures to lower operating costs including reducing our workforce by approximately 1,300 employees over the course of the year. We can now report that we exceeded the project's goal and have reduced the firm's annualized run-rate costs by $300 million, six months ahead of schedule. In realizing these current and future savings, we incurred approximately $134.2 million in non-recurring expenses. These were severance and other related employee benefit costs and accelerated amortization related to the move into our new world headquarters at 383 Madison Avenue.

Increasing top-line revenues is just as important to improving profitability as reducing expenses. Offering the full complement of the firm's products and services to each of our clients is one key means of increasing revenues. Our cross-selling initiatives are based on the premise that it is not only more cost efficient for a company to offer to an existing client base quality products it already provides elsewhere, but it is also advantageous to the client to be able to consolidate purchasing under a single roof. In this "one firm" approach we encourage cooperation across the firm's businesses and dismantle barriers that can develop between departments. We have begun to imbed this approach of surrounding clients with all of our capabilities into our culture.



14.0
18.1
21.4
26.3
29.8
97
98
99
00
01

TOTAL CAPITAL
($ in billions)
as of 11/30 for all

Cross-selling initiatives are being employed across the company in each of the business segments. In Fixed Income we are leveraging the power of our 205-person strong salesforce and the close relationships they have with their accounts by offering clients multiple products from all of our fixed income areas. The Equity Derivatives Department has begun a close collaboration with our Investment Banking Division to broaden this product offering to these important corporate clients. Investment bankers are increasingly seeking to bring debt and financing capabilities to clients who have traditionally used our merger and acquisition advisory services only. Additionally, the Global Clearing Services team is providing our hedge fund clients with products not previously offered to them by Bear Stearns. Global Clearing also has a new firmwide account introduction strategy. In Private Client Services, we have expanded the depth of product offerings by adding alternative investment options launched by Bear Stearns Asset Management (BSAM). In turn, BSAM has developed new products for its clients by tapping the resources in the research and syndicate areas of our Fixed Income and Institutional Equities Divisions.


33.84
31.51
26.93
22.10
19.06
97
98
99
00
01

BOOK VALUE PER COMMON SHARE
(in $)
as of 11/30 for all

No discussion of the year's performance would be complete without mentioning the outstanding performance of the Fixed Income Division. Our number-one-ranked mortgage-backed securities (MBS) franchise reported record performance and contributed significantly to total revenues for 2001. The Fixed Income Division demonstrated significant year-over-year growth of 47% and $1.6 billion in total revenues. We held a 14% market share in MBS origination and new issuance underwriting levels reached all time highs. The economic environment during the year was favorable to the fixed income sector as declining interest rates and a steeper yield curve fueled refinancing activities.

To ensure value for our stockholders we need to not only generate revenue, but also preserve it. To protect profitability we monitor risk closely, allocate capital carefully and diversify exposure to any given market. The ultimate responsibility for monitoring risk, allocating the company's resources and evaluating businesses rests with the Executive Committee. We manage risk through a combination of highly sophisticated analytics and sound business judgment. The risk analysis and control systems are state-of-the-art, capable of stress-testing our portfolios under a variety of risk scenarios. Many of the same techniques employed to help our clearing clients evaluate and manage their risks are used on our own portfolios. Our track record speaks for itself: in our 78-year history, we have not had an unprofitable year.

Risk-based capital allocation is performed using a proprietary model designed to evaluate the relative risk and return characteristics of disparate lines of business. Evaluating returns in relation to the cost of capital employed allows for informed decision-making with respect to our existing businesses, as well as the projection of potential benefit when consideration is given to entering or expanding into new lines of business. Further development of this model and its applications will allow for enhanced analysis of return on capital employed by specific strategies within each business line and serve as a basis for proactively allocating resources to maximize returns in relation to risk.

We also strive to mitigate risk by operating a portfolio of largely uncorrelated businesses and growing those with the highest profit margins. By developing a wide range of businesses, we seek to insulate the firm from the negative effects of market cycles in order to stabilize returns over time. Employing this strategy has produced stable revenues over the years and has been the cornerstone of our efforts in building a balanced array of businesses.

In building these businesses, we have embraced an unrelenting dedication to increasing revenues, streamlining operations, reducing our cost base, and monitoring and mitigating risk, all to the benefit of stockholders. Much of the groundwork we have laid in 2001 will support our efforts toward achieving these objectives in the future. In the coming year we see tremendous opportunity to develop our businesses and serve clients and stockholders more effectively.


22.5
16.3
21.9
19.1
13.7
97
98
99
00
01

RETURN ON EQUITY
(%)
for the 12 month periods ended 11/30


Wealth Management 11%
Institutional Equities 24%
Global Clearing Services 17%
Investment Banking 15%
Fixed Income 33%

DIVERSITY OF REVENUE STREAMS
as of 11/30/01

Our Clients

When a pharmaceutical company needed to divest itself of a 48% equity interest in a strategic partner without disrupting the markets (and potentially impairing the value of the stock) they called on Bear Stearns. We devised a strategy that distributed the position in an orderly manner — and the value of the strategic partner's stock closed up for the day. Client service and client focus are more than just slogans to us. Focus means exploring new ideas to enhance clients' business, applying known technology in new ways, thinking ahead and executing flawlessly. We are changing our service delivery methods in many areas of the company to ensure that each client receives the level of service they want and need. Single, central relationship managers have been created to make it easier for clients to access all of the firm's resources. We strive to never lose sight of the simple fact that our clients are the heart of our business. Maybe that is why when clients need innovative thinking, dedicated resources and full-service capabilities, they call on Bear Stearns.

LEVERAGING RESOURCES, FINDING THE ANSWERS

When FleetBoston acquired Summit Bancorp in March 2001, FleetBoston's desire to reposition its balance sheet led them to Bear Stearns. FleetBoston needed to sell certain assets, including billions in securities, and Bear Stearns found the answer. Through unprecedented and sophisticated products created by our Mortgage Department, Bear Stearns was able to maximize FleetBoston's asset value and create a multitude of structured securities. The result? The largest agency re-securitization ever issued: Bear Stearns sold $5.95 billion in mortgage-backed securities for FleetBoston, helping them to successfully close the deal. The transaction demonstrated the value our clients can unlock when we combine innovative and creative technology and the power of a seasoned sales and trading force.



Our Focus

FIXED INCOME

Our leading fixed income franchise reported record revenues in 2001 posting a 47% year-over-year increase. Our mortgage-backed securities franchise ranked number one in mortgage origination and in new issuance underwriting, demonstrating exceptionally strong performance. In line with our strategy to invest in and grow high margin, high value-added businesses, we have in recent years rounded out our fixed income capabilities across a complete spectrum of products. Our investments have paid off particularly in the asset securitization area, where we ranked 2nd in the league tables for collateralized debt obligations. Over the past five years, our municipal bond business has enjoyed a 14% compound annual growth rate and now ranks 3rd in the league tables. These achievements speak to the power and the depth of our fixed income franchise.

Our strategy is to continue to grow our fixed income business by leveraging the resources in our sales and trading platform to offer more of our products and services to our "focus list" clients. To this end, compensation of our salesforce has moved from a commission-based system to one based on a wide variety of criteria including teamwork, cross-selling and product concentration. We have identified the top accounts with which we feel we can develop deeper relationships and service with multiple product offerings. This more formalized approach to expanding our client relationships and broadening the scope of product offerings to our accounts is one of the most efficient ways we can continue to grow revenues and build on the success of the fixed income franchise. Furthermore, in support of this effort, we have taken strides to closely coordinate our coverage



1,054
861
1,401
1,093
1,602
97
98
99
00
01

FIXED INCOME NET REVENUES
($ in millions)
for the 12 month periods ended 11/30



699
733
1,070
1,452
1,166
97
98
99
00
01

INSTITUTIONAL EQUITIES NET REVENUES
($ in millions)
for the 12 month periods ended 11/30

LONG LASTING RELATIONSHIPS

The relationship between Bear Stearns and New York City is well established and long standing — we have served the City as an underwriter on numerous issues that support New York's infrastructure and development. However, Bear Stearns took on no task with a greater sense of pride, honor and purpose than the assignment the City awarded us following the September 11th terrorist attacks — underwriting New York City Recovery Notes. Bear Stearns was selected as the senior book-running manager on $1 billion worth of notes designed to help the City finance its rebuilding process.

The sale was well orchestrated and began with the most successful retail order period in the history of an NYC offering, with retail investors purchasing 40% of the total bonds offered. Institutional investors, demonstrating unprecedented demand, quickly snatched up the rest of the available bonds. In the end, demand was three times greater than the supply as orders for the bonds exceeded $3.1 billion. Bear Stearns is immensely proud of this transaction — it is one more sign that Bear Stearns remains committed to assisting New York City as it moves forward. After all, that's what long lasting relationships are all about.

teams, to emphasize derivative products, and to become more aggressive in market-making.

Our success in focusing on high margin businesses is evidenced by the growth in both the fixed income derivatives and distressed business areas. We will continue to be innovative in the ways we use technology and to augment the cutting-edge e-commerce applications we have introduced.

In Europe, fixed income is a targeted growth area and we continue to invest and build on the success in developing our distribution platform and expanding the talent pool in research, sales and trading.

INSTITUTIONAL EQUITIES

Bear Stearns is widely acknowledged as a premier equities sales and trading firm. The strength of the institutional equities franchise is becoming more evident as revenues from this area again topped $1 billion in 2001. Over the past five years, Equities Division revenues have grown at a 17% compound annual growth rate. Furthermore, targeted product areas have grown dramatically with equity derivatives revenues achieving a five-year compound annual growth rate of 41.5%. The firm's substantial order flow places it among the largest brokers of exchange-listed equity securities. Accordingly, robust equity markets in terms of volume and volatility benefit these businesses. In 2001, investments in enlarging the salesforce and increasing our presence in the specialist business were two of the measures that have positioned us to benefit from the long-term secular upward trend in equity market activity.

Our equity research team ranked 6th overall in *Institutional Investor*'s annual All-America Research Team survey, with 37 of our analysts being individually ranked. We believe this achievement is a dividend of the focus and investment we have made in rounding out our equity research capabilities while focusing on the quality of the research product. This top-tiered research effort supports our 250-person strong institutional equities distribution capability. The further development of our domestic equity sales and trading areas and the improvement of our European business are priorities for our Equities Division in 2002.

Other key strengths in the Equities Division included top-ranked NYSE and Nasdaq market-making activities and risk arbitrage. Bear Stearns consistently ranks high among the top full-service firms in advertised over-the-counter (OTC) trading volume. We are among the largest full-service brokers and make markets in approximately 600 OTC stocks. We have also experienced a steady increase in our share of secondary trading volume. Although risk arbitrage opportunities were fewer last year due to the downturn in merger and acquisition activity, we continue to run one of the premier risk arbitrage operations.

In 2001 we made dramatic advances in expanding our presence in the highly attractive specialist business. Through a joint venture with Hunter Partners, we doubled the size of our interest in this business by creating Wagner Stott Bear Specialists. The deal, valued at $625 million, represented our largest acquisition ever. We are now the third largest specialist firm on the NYSE with a more than 15.5% market share of the dollar volume traded.

FULL-SERVICE, INTEGRATED SOLUTIONS

Since serving as lead manager of Affiliated Computer Services' initial public offering in 1994, Bear Stearns has been proud to repeatedly lend ACS specialized industry and technology investment banking expertise. Bear Stearns has provided assistance in raising both debt and equity capital while working with ACS to make key strategic decisions. Recently, we advised ACS on its acquisition of a division of Lockheed Martin, another long standing Bear Stearns client. We provided ACS with a $1.1 billion financing commitment, and subsequently arranged and funded a $550 million bridge loan to finance the acquisition. After completing the purchase, Bear Stearns led the permanent bank financing and acted as sole book-runner of a follow-on equity offering, raising net proceeds of approximately $715 million for ACS. The offering was well received by investors and, at the time, was the largest domestic follow-on equity offering since the equity market technology boom of June 2001. ACS is now established as a clear leader in its field and is closer to its goal of being the number one provider of business process outsourcing and IT solutions. Bear Stearns' commitment to ACS has been simple — help them to grow and build stockholder value. Since its IPO, ACS' market capitalization has increased from less than $250 million to more than $5 billion, thanks in part to Bear Stearns' hard work, fresh ideas and commitment to help its clients succeed.

BREAKING NEW GROUND

Fortis Bank, one of the largest banks in Europe, wanted to free up regulatory capital retained against its €1.3 billion health care loan portfolio. With the help of Bear Stearns, it planned the first securitization ever of health care receivables in Continental Europe, but the conditions in the markets for this type of transaction were difficult. It was October 2001, and the turmoil that resulted in the wake of September 11th had heightened investor cautiousness. Undeterred by the challenging environment, Bear Stearns targeted a wide variety of European insurers, pension funds and banks that would find this high-quality security desirable. The offering was extremely well received. Even the most difficult portion of the sale was more than twice oversubscribed with very favorable terms for Fortis. The deal was another example of the success of Bear Stearns' continued focus on the European market, further illustrating that the qualities of dedication and ingenuity, hallmarks of Bear Stearns' US operations, translate well into Europe.

INVESTMENT BANKING

Great strides were made in 2001 to leverage the strength of our investment banking effort across the entire company. A new client coverage process allows a single account team to deliver the products and services of the entire firm to priority clients. The aim is to increase investment banking activities through greater penetration of targeted clients. By prioritizing client lists and aligning research and calling efforts we have been able to help clients achieve their goals using many more of Bear Stearns' capabilities. One example of the early signs of the success of this approach is evident in the increase in equity derivative products bankers have brought to their clients. We have recruited a number of new senior bankers both domestically and internationally and have "right-sized" our staffing pyramid for the current market environment to maximize their value to our franchise. What has set us apart is the intellectual value added we bring to clients be it in capital markets or in mergers and acquisitions. In order to maximize the depth of the expertise we bring to clients, we have focused on specific industries.

In addition to our global industries group, we focus on five other industry groups: media and entertainment, health care, financial institutions, technology and telecommunications. This list is not exclusive but rather reflects the areas where we feel our knowledge and expertise are strongest. Because of the targeted industry group approach in investment banking and a cultural bias that value is superior to volume, we do not use industry league tables as benchmarks of success. Most importantly, as a company, we are improving the way we serve clients by structuring integrated solutions that take advantage of all the resources the firm has to offer.

At Your Side

A great deal depends on having the right people at your side — literally and figuratively. At Bear Stearns, we believe that your broker, banker, trader or salesperson should be your ally. That means all of our many products and services and the thinking of all of our best people are available to be called upon to further our clients' ambitions, serve their needs and conquer their challenges. We pride ourselves on dedication and loyalty to the people and companies we serve. In striving to be all things to our clients, rather than all things to all people, we take the time to truly understand their goals, aspirations and requirements. It means creating an environment within Bear Stearns that breaks down artificial corporate barriers and fosters collaboration across departments for the benefit of clients. We have adopted a phrase that sums up the relationships we foster and cultivate with clients: "Bear Stearns is at your side and on your side."

INNOVATION, CREATIVITY, DRIVE

In the battle for clearing supremacy, hedge funds have become coveted clients. Hedge funds are proliferating at a rapid pace and each needs a prime broker to process its trades and provide liquidity. Bear Stearns is one of the leaders in clearing on Wall Street and through an innovative partnership we are well positioned to build our market share of hedge fund clearing clients. Bear Stearns' Global Clearing Services Division has invested in a hedge fund incubator designed to provide start-ups with capital and support. The fund is being managed by an independent partnership. For Bear Stearns, the incubator is designed not only to provide a return on equity but, more importantly, to help foster introductions to potential clearing clients. So, while others may be willing to wait to win business from established funds, Bear Stearns will be there when the funds are born. Helping the funds get started, helping them grow and developing an enduring, mutually beneficial relationship. A hedge fund incubator: another example of how Bear Stearns is using innovation, creativity and drive to find the best way to succeed.


On Your Side

Our top-ranked Global Clearing Services Division has more than 2,900 clients spread among four client groups — correspondents (or broker dealers), prime brokerage (or hedge funds), market-makers and Registered Investment Advisors. We are the number one prime broker to US hedge funds, funds with over $500 million in assets, convertible arbitrage and market neutral funds. In an industry survey Bear Stearns was the only firm to place in six of seven categories, ranking first in each of the Financing, Securities Lending and Risk Leverage, and Margin areas. Further evidence of our strong position is that we are the largest margin lender, with a 25% market share, the largest borrower of securities, with a 25% market share, and one of the single largest processors of trades on the New York Stock Exchange, based on the total number of transactions cleared on a daily basis.

The clearing business is highly correlated to movements in the equity markets. The unstable economic environment of 2001 had a substantial impact on net interest revenues. While transaction fees increased, all other major revenue sources — interest on margin debt, stock-borrowing fees and free credit (cash balance) spreads — declined. Despite this cyclical downward trend, the underlying fundamentals in this business remain strong. The assets in clients' accounts climbed to more than $150 billion and we continue to open new accounts. Clearing volume, the average number of transactions processed daily, has shown a 19.1% compound annual growth rate over the past five years. The long-term fundamentals in the hedge fund arena are also encouraging, as the growth rate in the number of new hedge funds formed has been steadily increasing as has the amount of new capital flowing into this dynamic sector.


2,273
2,556
2,769
2,874
2,941
97
98
99
00
01

GLOBAL CLEARING CLIENT COUNT
as of 11/30 for all


100
114
136
180
184
97
98
99
00
01

AVERAGE DAILY TRANSACTIONS CLEARED
(in thousands)
for the 12 month periods ended 11/30

ATTENTION TO DETAIL, EXCEEDING EXPECTATIONS

Early in 2001, a group of money managers left their firm to start their own alternative investment fund. The fund was slated to be quite large, which meant a lucrative role for the firm chosen as its prime broker. Despite the fund's solid relationship with a major Wall Street competitor, Bear Stearns threw its hat into the ring. After the competition was narrowed to two prime brokers — Bear Stearns and the competitor — the fund was content to let the two firms split the business.

That's when Bear Stearns dug in.

Leveraging the resources of Global Clearing's Sales and Capital Introductions Groups and the Institutional Equities Trading Group, we sold the fund on pricing and capabilities, and introduced it to more than 100 potential investors — 30 of whom eventually invested. Bear Stearns raised more than $1 billion for the fund and quickly won its trust and the exclusive right to service its business. As for the competitor, they fell by the wayside. For Bear Stearns the deal proved, once again, that extra effort, additional resources and attention to client service are what matter most.

Just as cyclical downturns in the equity market can contract business, a resurgence of investing activity on the part of retail investors and hedge funds creates an environment where our businesses are positioned to perform well. As retail market trading volume increases and hedge funds begin to reinvest in the market, revenues from transaction charges increase.

As trading by broker dealers and hedge funds increases, transaction fee revenue rises with little additional expense to us. These incremental revenues largely "fall to the bottom line" as an increase in profits. When prime brokerage clients begin to leverage their portfolios by borrowing stock on margin and making use of market shorting strategies, net interest revenues should increase accordingly, again having a positive impact on profits.

During the past year we have taken the opportunity to improve client service levels by introducing new products, improving technology and introducing online reporting systems. Also implemented was a new tiered client service model designed to capture more business from larger clients and to maximize the effectiveness of our relationship managers. The Capital Introductions Group has served as a source of new clients both through direct referrals and through a partnership and investment in a hedge fund incubator. As a market leader in the clearing business, we are encouraged about our future prospects and will seek to grow our dominant market positions in other geographic areas, such as Europe.

Valuing the

Everyone wants to make a difference. At Bear Stearns you can. Without multiple layers of bureaucracy, employees have the ability and encouragement to implement better ways of serving clients, exploring new business opportunities or improving business processes. This entrepreneurial culture is the fabric of the organization and manifests itself in many ways.

Many of our lines of business were started by a single employee with a bright idea and the courage to develop a business plan. Our flat organizational structure allows clients and employees alike access to all levels of the organization. Smaller working groups give new recruits meaningful roles in client teams and a greater ability to learn by doing. A testament to the success of this dynamic corporate culture is the number of highly talented professionals who have built their careers at Bear Stearns and have remained an integral part of the company. We have one of the lowest rates of attrition among our senior management and a strong continuity of management.

COMMITMENT TO SERVICE, FREEDOM OF CHOICE

We talk a lot about excellence in client service; responsiveness to client needs and made-to-measure solutions. In Private Client Services (PCS) our clients' needs drive the types of products, the level of services and the amount of personal attention we offer each individual. We start with the client and end with the financial plan. It is a simple premise that treats our clients in a way that demonstrates that they are our first priority.

As an employer, we endeavor to treat our brokers like clients as well. Recruiting and retaining the best talent in the industry is only the first step. Our PCS professionals have at their disposal the infrastructure and resources that come with working at one of the world's top investment banks. We also allow them the freedom and control that comes with being a sole proprietor. Brokers decide the best way to operate and their needs drive the service we provide them and their clients. This approach puts our brokers in a position to be as effective as possible and that translates into the best service for Bear Stearns' clients. It is no wonder that we have some of the most productive brokers on Wall Street.


Individual


30.6
39.1
49.6
55.8
57.5
97
98
99
00
01

ASSETS IN PCS CLIENT ACCOUNTS
($ in billions)
as of 11/30 for all

PRIVATE CLIENT SERVICES

Trading fell dramatically in 2001 throughout the retail equity markets. Despite this pull-back, the assets in our Private Client Services (PCS) client accounts have grown 19% per year on average for the last five years and now top $57 billion. One secret to our success is recruiting, training and maintaining the most talented brokers in the industry. Bear Stearns can boast of one of the most productive brokerage forces on Wall Street as measured by production per account executive.

We serve our clients in much the same way as we treat our producers, with a bottom-up approach. Clients choose the level of service they receive, the type of products they invest in, and even the way they compensate their broker. Brokers tell us what they need to effectively meet the needs of their

STRATEGIC ALTERNATIVES, FLEXIBLE GIVING

For Bear Stearns – its clients and its employees — charitable giving is a priority and the Bear Stearns Charitable Gift Fund, designed to bring a new level of flexibility to philanthropic giving, is the latest example. The fund is designed to help individuals, corporations and other entities enjoy tax benefits while providing maximum dollars to their chosen charitable organizations.

Here's how it works: When investors make contributions into the fund they generally receive immediate income tax deductions. The contributions can then be invested in up to three select investment portfolios managed by Bear Stearns Asset Management. While the money is invested, the donor retains the right to recommend both the timing of the distribution and who receives the funds. As a result, contributions to the Bear Stearns Charitable Gift Fund have the potential to grow until donors elect to recommend grants.

The Gift Fund helps to make charitable giving easier with current tax benefits, potential for growth, and the ability to recommend where and when the funds are donated. The Bear Stearns Charitable Gift Fund: an innovative way Bear Stearns is helping its clients help others.


24.2
19.5
13.0
10.1
7.8
97
98
99
00
01

ASSETS UNDER MANAGEMENT
($ in billions)
as of 11/30 for all

clients, and Bear Stearns works with them to deliver a vast array of products and our trademark high quality service. This approach is unique in the industry and has underpinned our aggressive recruitment program to attract and retain the best and the brightest in the industry. The goal is to increase the number of investment professionals from 450 to 600 over the next few years. We have also launched a training program for new MBA graduates in order to grow our workforce organically.

ASSET MANAGEMENT

Assets managed by BSAM grew more than 24% from $19.5 billion at year-end 2000 to $24.2 billion at year-end 2001. Alternative investment assets have grown 450% over the past four years, to $6.2 billion at November 30, 2001, spread among a variety of hedge, private equity and funds of funds. The dynamic growth in assets under management has been a function of our ability to create innovative products including a multi-strategy hedge fund of funds, two new venture capital funds, Health Innoventures and Lynx New Media Partners (which closed with combined assets of more than $260 million), a $400 million structured product investing in bank loans and a new mutual fund focused on small- to mid-cap companies.

Our success is also a function of attracting and retaining skilled portfolio mangers. As a result, many of BSAM's products have substantially outperformed their market benchmarks. Our flagship product, the Large Cap Value composite, ranked in the top quartile of its peer universe for the five-, seven-, and ten-year periods; the High Yield composite ranked in the top decile of all high yield managers for the calendar year 2001; and, the short-term STAMP composite ranked in the first percentile for the one-year period ending 2001. Both our fixed income hedge strategies, one focused on asset-backed securities and another focused on mortgage securities, significantly outperformed their benchmarks in 2001.

Plans for 2002 include introducing quantitative equity portfolio strategies to complement the active qualitative strategies already in place. We will continue to launch new products such as a new technology venture capital fund and a new hedge fund of funds. Expanding our capabilities in the high-net-worth sector and enhancing our institutional and individual client service platforms are also priorities in the coming year.

For both Private Client Services and Asset Management, we look forward to developing these quality businesses, expanding their reach and their offerings in the coming year.

Financial Report

MANAGEMENT'S DISCUSSION AND ANALYSIS

of financial condition and results of operations

The Company's principal business activities, investment banking, securities and derivatives trading, clearance and brokerage, are by their nature highly competitive and subject to various risks, in particular volatile trading markets and fluctuations in the volume of market activity. Consequently, the Company's net income and revenues have been, and are likely to continue to be, subject to wide fluctuations reflecting the impact of many factors, including general economic conditions, securities market conditions, the level and volatility of interest rates and equity prices, competitive conditions, liquidity of global markets, international and regional political conditions, regulatory developments, monetary and fiscal policy, investor sentiment, availability and cost of capital, technological changes and events and the size, volume and timing of transactions.

Certain statements contained in this discussion are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements concerning management's expectations, strategic objectives, business prospects, anticipated economic performance and financial condition and other similar matters are subject to risks and uncertainties, including those previously mentioned, which could cause actual results to differ materially from those discussed in the forward-looking statements. Forward-looking statements speak only as of the date of the document in which they are made. We disclaim any obligation or undertaking to provide any updates or revisions to any forward-looking statement to reflect any change in our expectations or any change in events, conditions or circumstances on which the forward-looking statement is based.

BUSINESS ENVIRONMENT

The business environment during fiscal 2001 was characterized by a generally weak US economy attributable to several factors, including a slowdown in consumer spending, a decline in capital spending and an increase in unemployment. The Federal Reserve Board (the "Fed") cut the Federal Funds rate ten times in fiscal 2001 for a total of 450 basis points to 2%, while indicating that inflation was not a significant concern. US equity indices continued to be volatile during the year as the market responded to numerous economic reports, corporate earnings reports and profit warnings.

During the fiscal year, equity markets were characterized by record volume, with the New York Stock Exchange, Inc. ("NYSE") and the Nasdaq® average daily trading volume rising 21.7% and 16.8%, respectively. Decimalization has generally increased volumes but reduced equity commissions by putting pressure on over-the-counter spreads. The major equity indices suffered declines during the year. The Dow Jones Industrial Average ("DJIA") declined 5.4% in fiscal 2001 to close at 9,852 at November 30, 2001, while the Standard & Poor's 500 Index ("S&P 500") and the Nasdaq Composite Index ("Nasdaq") declined 13.4% and 25.7%, respectively.

The terrorist attacks of September 11, 2001 resulted in the US equity markets being closed for four consecutive business days. This was followed by an abrupt decline in the markets. In the aftermath of the attacks, unemployment reached its highest level in over five years and consumer confidence plunged. However, over the balance of the fiscal year the equity markets rose steadily from their September 21, 2001 lows, driven by various factors including the combination of lower interest rates and lower energy prices. The DJIA and S&P 500 gained 19.6% and 18.0%, respectively, from their September 21, 2001 lows through the end of fiscal 2001, while the Nasdaq also increased after September 21, 2001, gaining 35.7%.

The combination of a weak economy, a declining stock market and the terrorist attacks resulted in an extremely challenging year for the securities industry. Global stock issuance volumes declined reflecting falling stock prices and lack of investor demand. Global and US announced merger and acquisition volumes dropped dramatically during fiscal 2001 reflecting unstable equity market conditions. However, the economic and interest rate environment provided favorable conditions for fixed income activities in fiscal 2001. The Fed rate cuts, together with a steepening yield curve, created strong demand for domestic debt issuances and refinancings. As a result, investment-grade debt and mortgage-backed securities new issue volumes increased significantly.

The business environment during the first half of fiscal 2000 was generally characterized by strong US economic growth and low inflation. The DJIA, S&P 500 and Nasdaq all reached record highs in the first half of fiscal 2000 but retreated as the Fed raised interest rates three times by a total of 100 basis points, as signs that inflationary pressures were beginning to mount. Rising interest rates and widening of credit spreads resulted in a decrease in fixed income activities. In the second half of fiscal 2000, the Fed did not raise rates but investors expressed concerns that a slowing economy would bring about modest growth in corporate earnings. These conditions contributed to volatile equity markets. For fiscal 2000 the DJIA, S&P 500 and Nasdaq decreased 5.2%, 7.2% and 24.6%, respectively. For the year, the global clearing business continued to grow, which contributed to strong commissions and net interest revenues. Active equity markets drove revenues higher in institutional equities, while weakened fixed income markets resulted in reduced customer volumes across all areas of fixed income.

RESULTS OF OPERATIONS

The consolidated financial statements of the Company are prepared in conformity with accounting principles generally accepted in the United States of America. The implementation of certain accounting policies involves varying degrees of judgement, especially in the area of inventory valuation. The valuation of certain financial instruments is complex and requires a high degree of judgement and therefore has a significant effect on the financial statements. Models are used to value certain complex financial instruments, including derivatives. These valuation models consider various assumptions, including time value, yield curve, volatility factors, prepayment speeds, default rates, loss severity, current market and contractual prices for the underlying financial instruments, as well as other relevant economic measurements. A degree of subjectivity is required to determine these assumptions which makes model valuations inherently less reliable than quoted market valuations. However, these assumptions are generally supported by observable levels at which transactions are executed in the marketplace. Management believes that its comprehensive risk management policies and procedures, which include comparisons to similar transactions, available market quotations, data received from independent valuation services and valuations received from other firms, as discussed in the Risk Management section of this report, serve to monitor the appropriateness of the assumptions used in the valuation of complex financial instruments. See Note 1 of Notes to Consolidated Financial Statements for a more comprehensive listing of significant accounting policies.

In the discussion to follow, fiscal year ended November 30, 2001 ("fiscal 2001") results will be compared to fiscal year ended November 30, 2000 ("fiscal 2000") results, and fiscal 2000 results will be compared to the unaudited results for the twelve-month period ended November 26, 1999. The Company changed its fiscal year-end to November 30 from June 30, effective with the year beginning November 27, 1999. As a result, the Company has reported a transition period covering the five months ended November 26, 1999. As the five-month transition period results are not directly comparable with the Company's results for fiscal 2000, the Company has presented the unaudited results for the twelve-month period ended November 26, 1999 for comparison purposes. Certain reclassifications have been made to prior period amounts to conform to the current year's presentation. See Note 1 of Notes to Consolidated Financial Statements.

The Company reported net income of $618.7 million, or $4.27 per diluted share, in fiscal 2001, which represented a decrease of 20.0% from $773.2 million, or $5.35 per diluted share in fiscal 2000. The Company reported net income of $828.6 million, or $5.33 per diluted share for the twelve months ended November 26, 1999.

2001 versus 2000 Revenues, net of interest expense ("net revenues") decreased 10.4% to $4.9 billion in fiscal 2001 from $5.5 billion in fiscal 2000. The decrease in net revenues reflects a decrease in net interest revenues, investment banking revenues and commissions. Lower levels of customer margin debt balances from professional and retail investors in fiscal 2001 resulted in reduced net interest revenues. In addition, challenging economic conditions and weakness in the US equity markets resulted in reduced revenue levels from the Company's equity underwriting and mergers and acquisitions activities.

The Company's principal transactions revenues by reporting categories were as follows:

in thousands	FISCAL YEAR ENDED NOVEMBER 30, 2001	FISCAL YEAR ENDED NOVEMBER 30, 2000	TWELVE MONTHS ENDED NOVEMBER 26, 1999
Fixed income	$1,325,588	$ 881,494	$1,189,805
Equity	549,199	767,051	595,189
Derivative financial instruments	408,010	576,473	457,053
Total principal transactions	$2,282,797	$2,225,018	$2,242,047

Revenues from principal transactions in fiscal 2001 increased 2.6% to $2.3 billion from $2.2 billion in fiscal 2000, reflecting increases in revenues from the Company's fixed income activities, particularly in the mortgage-backed securities and distressed debt areas. These increases reflected a favorable interest rate environment and increased customer demand. The increase in revenues derived from fixed income activities was offset by a decrease in revenues derived from equity activities, particularly the risk arbitrage and over-the-counter market-making areas. In addition, derivatives revenues declined reflecting reduced equity derivatives revenues due to less favorable market conditions and reduced customer activity.

2000 versus 1999 Fiscal 2000 net revenues increased 7.0% to $5.5 billion from $5.1 billion for the twelve months ended November 26, 1999, primarily reflecting increases in net interest revenues, commissions and other income, partially offset by modest decreases in investment banking and principal transactions revenues. Principal transactions revenues in fiscal 2000 decreased 0.8% to $2.23 billion from $2.24 billion for the twelve months ended November 26, 1999. The decline in fixed income revenues was attributable to reduced customer volume and weak secondary fixed income markets reflecting rising interest rates and the widening of credit spreads. Revenues derived from equity activities, as well as derivative financial instruments, increased due to active equity markets and increased customer activity.

Business Segments

The remainder of Results of Operations is presented on a business segment basis. The Company's three business segments–Capital Markets, Global Clearing Services and Wealth Management–are analyzed separately due to the distinct nature of the products they provide and the clients they serve. Certain Capital Markets products are distributed by the Wealth Management and Global Clearing Services distribution networks with the related revenues of such intersegment services allocated to the respective segments. Certain reclassifications have been made to prior period amounts to conform to the current year's presentation.

The following segment operating results exclude certain unallocated revenues (predominantly interest) as well as certain corporate administrative functions, such as certain legal costs and costs related to the Capital Accumulation Plan for Senior Managing Directors (the "CAP Plan").

Capital Markets

in thousands	FISCAL YEAR ENDED NOVEMBER 30, 2001	FISCAL YEAR ENDED NOVEMBER 30, 2000	TWELVE MONTHS ENDED NOVEMBER 26, 1999
Net revenues			
Institutional Equities	$1,166,443	$1,452,292	$1,069,640
Fixed Income	1,602,034	1,092,568	1,400,608
Investment Banking	717,154	965,379	1,035,180
Total net revenues	$3,485,631	$3,510,239	$3,505,428
Pre-tax income	$ 867,166	$ 899,101	$1,048,177

The Capital Markets segment is comprised of the Institutional Equities, Fixed Income and Investment Banking areas. Institutional Equities consists of sales, trading and research in such areas as institutional domestic and international equity sales, block trading, convertible bonds, over-the-counter equities, equity derivatives, risk arbitrage and NYSE and American Stock Exchange, Inc. ("AMEX") specialist activities. Fixed Income includes the efforts of sales, trading and research for institutional clients in a variety of products such as mortgage-backed and asset-backed securities, corporate and government bonds, municipal and high yield products, foreign exchange and fixed income derivatives. Investment Banking provides capabilities in capital raising, strategic advice, mergers and acquisitions and merchant banking. Capital raising encompasses the Company's underwriting of equity, investment-grade and high yield debt securities.

2001 versus 2000 Net revenues for Capital Markets were $3.49 billion in fiscal 2001, compared to $3.51 billion in fiscal 2000. Pre-tax income for Capital Markets was $867.2 million in fiscal 2001, down 3.6% from $899.1 million in fiscal 2000. Institutional Equities net revenues for fiscal 2001 decreased 19.7% to $1.2 billion from $1.5 billion in fiscal 2000. A general downturn in the global equities market resulted in lower levels of customer activity and reduced revenues derived from equity derivatives, risk arbitrage and over-the-counter market-making areas. Fixed Income net revenues in fiscal 2001 increased $509.5 million or 46.6% from $1.1 billion in fiscal 2000. The Fed's easing policy during fiscal 2001, which included ten interest rate cuts totaling 450 basis points, contributed to the strength in the Company's fixed income businesses. Increased levels of mortgage-backed securities new issue volume and strong secondary customer activity contributed to record revenues from the Company's mortgage-backed securities area. Investment Banking net revenues in fiscal 2001 decreased 25.7% to $717.2 million from $965.4 million in fiscal 2000. Investment Banking net revenues includes underwriting, advisory services and merchant banking revenues. Underwriting revenues decreased 12.2% to $377.6 million from $429.9 million in fiscal 2000, reflecting industry-wide weakness in equity new issue volume. Advisory services and other revenues decreased to $262.2 million, or 38.7% from $427.5 million in fiscal 2000. Mergers and acquisitions activity remained at low levels throughout fiscal 2001 as the level of announced US mergers and acquisitions activity declined significantly. The decrease in equity underwriting and advisory service revenues was partially offset by an increase in high grade, high yield and municipal underwriting revenues. Merchant banking revenues were $77.4 million and $108.0 million for fiscal 2001 and fiscal 2000, respectively.

2000 versus 1999 Net revenues for Capital Markets were $3.51 billion in fiscal 2000, flat compared to $3.51 billion for the twelve months ended November 26, 1999. Pre-tax income for Capital Markets was $899.1 million in fiscal 2000, down 14.2% from $1.0 billion for the twelve months ended November 26, 1999. Institutional Equities net revenues increased due to strong performances across the board. Active equity markets characterized by increased volatility and record NYSE and Nasdaq® volume drove revenues, particularly in the equity derivatives, equity sales and trading, specialist and over-the-counter stock areas. Fixed Income net revenues decreased in fiscal 2000 from the twelve months ended November 26, 1999, as rising interest rates and reduced customer volume resulted in lower levels of activity in the mortgage-backed securities, high yield operations and corporate bond trading areas. Investment Banking net revenues in fiscal 2000 decreased from the twelve months ended November 26, 1999 due to lower levels of fixed income underwriting activity, particularly in the high yield and investment-grade debt areas, as well as lower merchant banking revenues. Merchant banking revenues decreased to $108.0 million from $148.8 million in the twelve months ended November 26, 1999. Underwriting revenues decreased to $429.9 million from $509.9 million for the twelve months ended November 26, 1999. The decrease in merchant banking and underwriting revenues was partially offset by an increase in advisory services and other revenues to $427.5 million from $376.4 million for the twelve months ended November 26, 1999, which reflected an increase in mergers and acquisitions activity.

Global Clearing Services

in thousands	FISCAL YEAR ENDED NOVEMBER 30, 2001	FISCAL YEAR ENDED NOVEMBER 30, 2000	TWELVE MONTHS ENDED NOVEMBER 26, 1999
Net revenues	$810,601	$1,074,498	$869,168
Pre-tax income	249,754	466,217	334,796

The Global Clearing Services segment provides execution, clearing, margin lending and securities borrowing to facilitate customer short sales to more than 2,900 clearing clients worldwide. Such clients include approximately 2,500 prime brokerage clients including hedge funds and clients of money managers, short sellers, arbitrageurs and other professional investors and approximately 400 fully disclosed clients, who engage in either the retail or institutional brokerage business.

2001 versus 2000 Net revenues for Global Clearing Services were $810.6 million in fiscal 2001, down 24.6% from $1.1 billion in fiscal 2000. Pre-tax income for Global Clearing Services was $249.8 million in fiscal 2001, down 46.4% from $466.2 million for fiscal 2000. The decrease in net revenues was principally due to reduced net interest revenues attributable to significantly lower levels of customer margin debt balances and customer short balances. Difficult equity market conditions characterized by unstable share prices produced fewer investment opportunities and resulted in hedge fund clients deleveraging. As a result, average customer margin debt balances were $39.3 billion during fiscal 2001 compared to $56.4 billion during fiscal 2000. Margin debt balances totaled $34.3 billion at November 30, 2001 compared to $41.9 billion at November 30, 2000. Average customer short balances were $51.7 billion during fiscal 2001 compared to $61.6 billion during fiscal 2000 and totaled $55.0 billion at November 30, 2001, down from $57.2 billion at November 30, 2000.

2000 versus 1999 Net revenues in fiscal 2000 were up 23.6% to approximately $1.1 billion from $869.2 million for the twelve months ended November 26, 1999. Pre-tax income was $466.2 million in fiscal 2000, up 39.3% from $334.8 million for the twelve months ended November 26, 1999. The increase in net revenues was primarily due to higher volume and continued growth in the Company's client base as well as higher levels of customer margin debt and customer short balances, which benefited the Company's clearance revenues.

Wealth Management

in thousands	FISCAL YEAR ENDED NOVEMBER 30, 2001	FISCAL YEAR ENDED NOVEMBER 30, 2000	TWELVE MONTHS ENDED NOVEMBER 26, 1999
Net revenues	$543,495	$683,791	$582,530
Pre-tax income	40,314	127,856	111,884

The Wealth Management segment is comprised of the Private Client Services ("PCS") and Asset Management areas. PCS provides high-net-worth individuals with an institutional level of service, including access to the Company's resources and professionals. PCS maintains approximately 450 account executives in its principal office and six regional offices.

2001 versus 2000 Net revenues for Wealth Management were $543.5 million in fiscal 2001, down 20.5% from $683.8 million for fiscal 2000. Pre-tax income for Wealth Management was $40.3 million in fiscal 2001, down 68.5% from $127.9 million for fiscal 2000. The decrease was attributable to a reduction in retail trading volume as a result of uncertain economic conditions and volatile equity markets. Asset Management revenues increased, reflecting higher levels of management fees on the Company's mutual fund and alternative investment products, partially offset by reduced performance fees from alternative investment products.

The Asset Management area had $24.2 billion in assets under management at November 30, 2001, which reflected a 24.1% increase over $19.5 billion in assets under management at November 30, 2000. Strong net inflows and performances from certain of the funds' investments led to the growth in assets under management. Assets from alternative investment products grew sharply, up 37.8% to $6.2 billion under management at November 30, 2001, from $4.5 billion at November 30, 2000. Additionally, mutual funds under management rose 43.9% to $5.9 billion at November 30, 2001 from $4.1 billion at November 30, 2000.

2000 versus 1999 Net revenues for Wealth Management were $683.8 million in fiscal 2000, up 17.4% from $582.5 million for the twelve months ended November 26, 1999. Pre-tax income for Wealth Management was $127.9 million in fiscal 2000, up 14.3% from $111.9 million for the twelve months ended November 26, 1999. Active equity markets, strong customer volume, performance fees from alternative investments and growth in assets under management in the Company's PCS and Asset Management areas resulted in increased fee-based income in fiscal 2000.

Non-Interest Expenses

in thousands	FISCAL YEAR ENDED NOVEMBER 30, 2001	FISCAL YEAR ENDED NOVEMBER 30, 2000	TWELVE MONTHS ENDED NOVEMBER 26, 1999
Employee compensation and benefits	$2,528,852	$2,788,638	$2,505,364
Floor brokerage, exchange and clearance fees	161,363	158,940	151,362
Communications and technology	453,261	449,691	420,936
Occupancy	146,620	134,596	136,973
Advertising and market development	126,669	125,153	97,432
Professional fees	175,249	190,871	143,845
Other expenses	380,577	456,266	332,447
Total non-interest expenses	$3,972,591	$4,304,155	$3,788,359

2001 versus 2000 Employee compensation and benefits in fiscal 2001 decreased 9.3% to $2.5 billion from $2.8 billion in fiscal 2000. The decrease was attributable to a decrease in incentive and discretionary bonuses associated with a decrease in net revenues, a decrease in the number of employees and a decrease in sales commissions in fiscal 2001. Employee compensation and benefits as a percentage of net revenues increased to 51.5% in fiscal 2001 from 50.9% in fiscal 2000. The generally weak operating environment experienced by many of the Company's business areas adversely affected compensation as a percentage of net revenues during fiscal 2001. Included in compensation for fiscal 2001 is approximately $67 million of salaries and benefits related to employees that were terminated during the year. Full-time employees decreased to 10,452 at November 30, 2001 from 11,201 at November 30, 2000.

In fiscal 2001, the Company launched a firmwide effort to reduce operating expenses and increase efficiency. During the year, the Company reduced its workforce by approximately 1,300 people. Expected annualized cost savings to be achieved as a result of these efforts approximate $315 million, consisting of approximately $230 million in compensation savings and $85 million of various non-compensation expenses. Non-compensation expense savings were achieved in telecommunications, consulting and professional fees and in occupancy costs related to relocation to the Company's new worldwide headquarters at 383 Madison Avenue.

Non-compensation expenses for fiscal 2001 were $1.4 billion, a 4.7% decrease from $1.5 billion in fiscal 2000. Fiscal 2001 expenses included severance costs of $84.2 million and approximately $50.0 million of non-recurring accelerated amortization costs of technology equipment and leasehold improvements and expenses incurred in connection with the Company's relocation to its new world headquarters. During fiscal 2000, expenses included an after-tax litigation charge of $96.0 million. Expenses related to the CAP Plan in fiscal 2001 were $123.0 million, down from $140.0 million in fiscal 2000 due to a lower level of earnings. Professional fees decreased to $175.2 million from $190.9 million primarily due to a decrease in employment agency fees in fiscal 2001.

The Company's effective tax rate decreased to 33.1% in fiscal 2001 compared to 34% in fiscal 2000, primarily due to higher relative levels of tax preference items.

2000 versus 1999 Employee compensation and benefits in fiscal 2000 increased 11.3% to $2.8 billion from $2.5 billion for the twelve months ended November 26, 1999. Employee compensation and benefits as a percentage of net revenues increased to 50.9% for fiscal 2000 from 49.0% for the twelve months ended November 26, 1999. Full-time employees increased to 11,201 at November 30, 2000 from 10,081 at November 26, 1999. The increase in headcount was attributable to domestic and international strategic growth and business expansion. This increase, along with corresponding expansion of support infrastructure, led to the increase in employee compensation and benefits as a percentage of net revenues in fiscal 2000.

Non-compensation related expenses increased 18.1% to $1.5 billion in fiscal 2000 from $1.3 billion for the twelve months ended November 26, 1999. The increase was attributable in large part to expenses related to an after-tax litigation charge and infrastructure spending associated with increased headcount and expansion of our domestic and European operations, including communications and technology, advertising and market development, employment agency fees and professional fees.

The Company's effective tax rate decreased to 34% in fiscal 2000 compared to 37.6% for the twelve months ended November 26, 1999 primarily due to higher levels of earnings in lower tax jurisdictions.

LIQUIDITY AND CAPITAL RESOURCES

Financial Leverage

The Company maintains a highly liquid balance sheet with the vast majority of the Company's assets consisting of cash, marketable securities inventories and collateralized receivables arising from customer-related and proprietary securities transactions.

Collateralized receivables consist of resale agreements secured predominantly by US government and agency securities, customer margin loans and securities borrowed, which are typically secured by marketable corporate debt and equity securities. The nature of the Company's business as a securities dealer requires it to carry significant levels of securities inventories in order to meet its customer and proprietary trading needs. Additionally, the Company's role as a financial intermediary for customer activities which it conducts on a principal basis, together with its customer-related activities attributable to its clearance business, results in significant levels of customer-related balances, including customer margin debt, securities borrowing and repurchase activity. The Company's total assets and financial leverage can fluctuate, depending largely upon economic and market conditions, volume of activity and customer demand.

The Company's total assets at November 30, 2001 increased to $185.5 billion from $168.6 billion at November 30, 2000. The increase was primarily attributable to an increase in securities purchased under agreements to resell, cash and securities deposited with clearing organizations, cash and cash equivalents and financial instruments owned, partially offset by a decrease in securities borrowed. The Company's total capital base, which consists of long-term debt, preferred equity issued by subsidiaries and total stockholders' equity, increased to $29.8 billion at November 30, 2001 from $26.3 billion at November 30, 2000 primarily due to issuances of long-term debt and preferred stock by Bear Stearns Capital Trust III, a wholly owned subsidiary of the Company. Since the fiscal year ended June 30, 1996, the Company's total capital has increased at a compound annual growth rate of 24.9% versus 13.8% for total assets.

The amount of long-term debt, as well as total capital, that the Company maintains is a function of its asset composition. The Company's ability to support increases in total assets is a function of its ability to obtain short-term secured and unsecured funding, as well as its access to longer-term sources of capital (i.e., long-term debt and equity). The Company regularly measures and monitors its total capital requirements, which are a function of balance sheet risk (i.e., market, credit and liquidity) and regulatory capital requirements. The Company seeks to ensure the adequacy of its total capital base, the size of which is determined primarily as a function of the self-funding ability of its assets. As such, the mix and liquidity characteristics of assets being held are the primary determinant of required total capital, thus significantly influencing the amount of leverage that the Company can employ.

The following table sets forth total assets, adjusted assets, and net adjusted assets with the resultant leverage ratios at November 30, 2001 and November 30, 2000. With respect to a comparative measure of financial risk and capital adequacy, the Company believes that the low risk spread nature of its resale and securities borrowed positions renders net adjusted leverage as the most relevant measure.

in billions, except ratios	NOVEMBER 30, 2001	NOVEMBER 30, 2000
Total Assets	$185.5	$168.6
Adjusted Assets [1]	$140.7	$133.1
Net Adjusted Assets [2]	$ 88.8	$ 71.4
Leverage Ratio [3]	29.0	27.4
Adjusted Leverage [4]	22.0	21.6
Net Adjusted Leverage [5]	13.9	11.6

[1] Adjusted Assets represent Total Assets less securities purchased under agreements to resell (and the securities received as collateral at November 30, 2001).

[2] Net Adjusted Assets represent Adjusted Assets less securities borrowed.

[3] Leverage Ratio equals Total Assets divided by stockholders' equity and preferred stock issued by subsidiaries.

[4] Adjusted Leverage ratio equals Adjusted Assets divided by stockholders' equity and preferred stock issued by subsidiaries.

[5] Net Adjusted Leverage equals Net Adjusted Assets divided by stockholders' equity and preferred stock issued by subsidiaries.

Funding Strategy

The Company's general funding strategy seeks to ensure liquidity and diversity of funding sources in order to meet the Company's financing needs at all times and in all market environments. The Company attempts to finance its balance sheet by maximizing, where economically competitive, its use of secured funding. In addition, with respect to short-term, unsecured financing, the Company's emphasis on diversification by product, geography, maturity and instrument results in prudent, moderate usage of more credit sensitive, potentially less stable funding. Short-term sources of cash consist principally of collateralized borrowings, including repurchase transactions, sell/buy arrangements, securities lending arrangements and customer free credit balances. Short-term funding also includes commercial paper, medium-term notes and bank borrowings generally having maturities from overnight to one year.

In addition to short-term funding sources, the Company utilizes equity, long-term senior debt and medium-term notes, as well as lines of credit as longer-term sources of secured and unsecured financing. The firm regularly monitors and analyzes the size, composition and liquidity characteristics of its asset base in the context of each asset's ability to be used to obtain secured financing. This analysis results in a determination of the Company's aggregate need for longer-term funding sources (i.e., long-term debt and equity). During the fiscal year ended November 30, 2001, the Company received proceeds of approximately $6.6 billion from the issuance of long-term debt, which was offset by payments approximating $4.3 billion relating to the retirements of long-term debt. The Company views long-term debt as a stable source of funding and thus additive to overall liquidity. The Company views its secured funding as inherently less credit sensitive and therefore a more stable source of funding due to the collateralized nature of the borrowing. The Company seeks to prudently manage its reliance on short-term unsecured borrowings by maintaining an adequate total capital base and extensive use of secured funding.

The Company maintains an alternative funding strategy focused on the liquidity and self-funding ability of the underlying assets. The objective is to maintain sufficient total capital and funding sources to enable the Company to refinance unsecured borrowings with fully secured borrowings. This analysis focuses on a twelve-month time period and assumes that the Company does not liquidate assets and cannot issue any new unsecured debt, including commercial paper. Within this context, the Company monitors its cash position and the borrowing value of unencumbered, unhypothecated marketable securities in relation to its unsecured debt maturing over the next twelve months, striving to maintain the ratio of liquidity sources to maturing debt at 100% or greater.

In addition, the Company monitors the maturity profile of its unsecured debt to minimize refinancing risk, maintains relationships with a broad global base of debt investors and bank creditors, establishes and adheres to strict short-term debt investor concentration limits and periodically tests its secured and unsecured committed credit facilities. The Company also maintains available sources of short-term funding that exceed actual utilization to allow it to endure changes in investor appetite and credit capacity to hold the Company's debt obligations.

The Company has in place a committed Revolving Credit Facility (the "Facility") totaling $3.105 billion, which permits borrowing on a secured basis by Bear, Stearns & Co. Inc. ("Bear Stearns"), Bear, Stearns Securities Corp. ("BSSC") and certain affiliates. The Facility also provides that The Bear Stearns Companies Inc. may borrow up to $1.5525 billion of the Facility on an unsecured basis. Secured borrowings can be collateralized by both investment-grade and non-investment-grade financial instruments as the Facility provides for defined margin levels on a wide range of financial instruments eligible to be pledged. The Facility contains financial covenants which require, among other things, maintenance of specified levels of stockholders' equity of the Company and net capital of BSSC. All loans outstanding, if any, at February 2002 will be payable no later than February 2003. The Company expects to renew the Facility upon its expiration in February 2002. There were no borrowings outstanding under the Facility at November 30, 2001.

The Company has in place a $1.25 billion committed Revolving Securities Repo Facility (the "Repo Facility"), which permits borrowings, under a repurchase arrangement, by Bear, Stearns International Limited ("BSIL"), Bear Stearns International Trading Limited ("BSIT") and Bear Stearns Bank plc ("BSB"). The Repo Facility contains financial covenants which require, among other things, maintenance of specified levels of stockholders' equity of the Company. The Repo Facility terminates in August 2002 with all repos outstanding at that date payable no later than August 2003. There were no borrowings outstanding under the Repo Facility at November 30, 2001.

At November 30, 2001, the Company has in place a $500 million committed Revolving Credit Facility (the "Credit Facility"), which permits borrowing on a secured basis collateralized by Japanese securities. The Credit Facility contains financial covenants which require, among other things, maintenance of specified levels of stockholders' equity of the Company and net capital of BSSC. There were no borrowings outstanding under the Credit Facility at November 30, 2001. In December 2001, the Company renewed the Credit Facility at a $400 million committed level with substantially the same terms. The Credit Facility, as renewed, terminates in December 2002 with all loans outstanding at that date payable no later than December 2003.

Capital Resources

The Company conducts a substantial portion of its operating activities within its regulated subsidiaries Bear Stearns, BSSC, BSIL, BSIT and BSB. In connection therewith, a substantial portion of the Company's long-term borrowings and equity has been used to fund investments in, and advances to, these regulated subsidiaries. The Company regularly monitors the nature and significance of assets or activities conducted outside the regulated subsidiaries and attempts to fund such assets with either capital or borrowings having maturities consistent with the nature and self-funding ability of the assets being financed.

Long-term debt totaling $19.7 billion and $16.7 billion had remaining maturities beyond one year at November 30, 2001 and November 30, 2000, respectively. The Company's access to external sources of financing, as well as the cost of that financing, is dependent upon various factors and could be adversely affected by a deterioration of the Company's operating performance and/or the Company's short-term and long-term debt ratings.

At November 30, 2001, the Company's long-term/short-term debt ratings were as follows:

Moody's Investors Service	A2/P-1
Standard & Poor's	A/A-1
Fitch	A+/F1+
Dominion Bond Rating Service Limited	A/R-1 (middle)
Rating and Investment Information, Inc.	A+/*nr*

nr—does not assign a short-term rating

The Company has various employee stock compensation plans designed to increase the emphasis on stock-based incentive compensation and align the compensation of its key employees with the long-term interests of stockholders. Such plans provide for annual grants of stock units and stock options. The Company intends to offset the potentially dilutive impact of the annual grants by purchasing common stock throughout the year in open market and private transactions. On January 4, 2001, the Board of Directors of the Company approved an amendment to the Stock Repurchase Program (the "Repurchase Program") to allow the

Company to purchase up to an aggregate of $1.2 billion in common stock from time to time in the open market or otherwise at prices then prevailing. During the fiscal year ended November 30, 2001, the Company purchased a total of 19,723,837 shares at a cost of approximately $1.0 billion. Included in these totals are 6,776,200 shares purchased pursuant to an agreement which was designed to adjust the cost of such shares to approximate the average price during the agreement period. At November 30, 2001, approximately 1.3 million of these shares were subject to a forward sale with various settlement options. In addition, on January 8, 2002, the Board of Directors of the Company approved an amendment to the Repurchase Program to replenish the previous authorization to allow the Company to purchase up to $1.2 billion of common stock in fiscal 2002 or beyond.

Cash Flows

Fiscal year ended November 30, 2001 Cash and cash equivalents increased $5.0 billion to $7.3 billion at November 30, 2001 from $2.3 billion at November 30, 2000. Cash provided by operating activities was $6.6 billion, primarily attributable to a decrease in securities borrowed, increases in customer payables and financial instruments sold, but not yet purchased, partially offset by increases in securities purchased under agreements to resell, cash and securities deposited with clearing organizations or segregated in compliance with federal regulations and financial instruments owned. Cash used in financing activities of $1.0 billion primarily reflected retirements of long-term borrowings and net payments of short-term borrowings, partially offset by net proceeds from issuances of long-term borrowings. Cash used in investing activities of $510.3 million reflected a business acquisition (See Note 17 of Notes to Consolidated Financial Statements), purchases of property, equipment and leasehold improvements, as well as net purchases of investment securities and other assets.

Fiscal year ended November 30, 2000 Cash and cash equivalents increased $749.5 million to $2.3 billion at November 30, 2000 from $1.6 billion at November 26, 1999. Cash used in operating activities was $7.0 billion, primarily attributable to increases in financial instruments owned and cash and securities deposited with clearing organizations, partially offset by an increase in customer payables. Cash provided by financing activities of $8.0 billion reflected increased net borrowing to support the Company's operational growth while taking advantage of favorable long-term financing opportunities. Cash used in investing activities of $230.4 million reflected purchases of property, equipment and leasehold improvements, as well as net purchases of investment securities and other assets.

Five months ended November 26, 1999 Cash and cash equivalents decreased $558.6 million to $1.6 billion at November 26, 1999 from $2.1 billion at June 30, 1999. Cash used in operating activities was $1.3 billion, primarily attributable to increases in securities borrowed, securities purchased under agreements to resell and customer receivables, offset by increases in securities sold under agreements to repurchase, payables to brokers, dealers and others and payables to customers and a decrease in financial instruments owned. Cash provided by financing activities of $754.5 million primarily reflected increased net borrowings. Cash used in investing activities of $10.3 million reflected purchases of property, equipment and leasehold improvements, offset by net proceeds from sales of investment securities and other assets.

Fiscal year ended June 30, 1999 Cash and cash equivalents increased $1.0 billion to $2.1 billion at June 30, 1999 from $1.1 billion at June 30, 1998. Cash provided by operating activities was $77.6 million, primarily attributable to an increase in securities sold under agreements to repurchase and a decrease in securities borrowed, offset by an increase in securities purchased under agreements to resell and decreases in payables to brokers, dealers and others and payables to customers. Cash provided by financing activities of $1.2 billion primarily reflected an increase in long-term borrowings. The Company also issued $300 million of preferred securities, and redeemed series A shares for $150 million. Cash used in investing activities of $177.6 million reflected purchases of property, equipment and leasehold improvements, as well as net purchases of investment securities and other assets.

Regulated Subsidiaries

As registered broker-dealers, Bear Stearns and BSSC are subject to the net capital requirements of the Securities Exchange Act of 1934, as amended, the New York Stock Exchange and the Commodity Futures Trading Commission, which are designed to measure the general financial soundness and liquidity of broker-dealers. BSIL and BSIT, London-based broker-dealer subsidiaries, are subject to the regulatory capital requirements of the Financial

Services Authority. Additionally, BSB is subject to the regulatory capital requirements of the Central Bank of Ireland. At November 30, 2001, Bear Stearns, BSSC, BSIL, BSIT and BSB were in compliance with their respective regulatory capital requirements.

The Company's broker-dealer subsidiaries are subject to certain restrictions on the payment of dividends, which could limit the Company's ability to withdraw capital from such regulated subsidiaries, which in turn could limit the Company's ability to pay dividends. See Note 7 of the Notes to Consolidated Financial Statements.

Merchant Banking Investments

As part of its merchant banking activities, the Company participates from time to time in principal investments in leveraged transactions. As part of these activities, the Company originates, structures and invests in merger, acquisition, restructuring and leveraged capital transactions, including leveraged buyouts. The Company's principal investments in these transactions are generally made in the form of equity investments, equity-related investments or subordinated loans and have not historically required significant levels of capital investment. At November 30, 2001, the Company held investments in twenty-four leveraged transactions with an aggregate value of approximately $209.8 million, reflected in the Statement of Financial Condition in other assets. In addition, the Company has various direct and indirect principal investments in, as well as commitments to participate in, private investment funds that invest in leveraged transactions. See the summary table under Commitments below.

High Yield Positions

As part of the Company's fixed income activities, the Company participates in the underwriting, securitization and trading of non-investment-grade debt securities, non-performing mortgage loans, non-investment-grade commercial and leveraged loans and securities of companies that are the subject of pending bankruptcy proceedings (collectively "high yield positions"). Also included in high yield positions is a portfolio of Chapter 13 and other credit card receivables from individuals. Non-investment-grade debt securities have been defined as non-investment-grade corporate debt, asset securitization vehicles and emerging market debt rated BB+ or lower or equivalent ratings recognized by credit rating agencies. Non-performing mortgage loans are principally secured by residential properties. At November 30, 2001 and November 30, 2000, the Company held high yield positions approximating $3.0 billion and $2.3 billion, respectively, in long inventory, and $0.7 billion and $0.4 billion, respectively, in short inventory. Included in these amounts is a portfolio of non-performing mortgage loans as well as a portfolio of Chapter 13 and other credit card receivables aggregating $1.1 billion and $680 million at November 30, 2001 and November 30, 2000, respectively.

Also included in the high yield positions are extensions of credit to highly leveraged companies. At November 30, 2001 and November 30, 2000, the amount outstanding to highly leveraged borrowers totaled $413.1 million and $556.1 million, respectively. Additionally, the Company has lending commitments to non-investment-grade borrowers. See the summary table under Commitments below. The Company also has exposure to non-investment-grade counterparties related to its trading-related derivative activities; such amounts at November 30, 2001 and November 30, 2000 were $55.0 million and $49.0 million, net of collateral, respectively.

The Company's Risk Committee monitors exposure to market and credit risk with respect to high yield positions and establishes limits with respect to overall market exposure and concentrations of risk by individual issuer. High yield positions generally involve greater risk than investment-grade debt securities due to credit considerations, liquidity of secondary trading markets and increased vulnerability to changes in general economic conditions. The level of the Company's high yield positions, and the impact of such activities upon the Company's results of operations, can fluctuate from period to period as a result of customer demand and economic and market considerations.

Liquid Funding, Ltd.

At November 30, 2001, Bear Stearns had an approximate 40% equity interest in Liquid Funding, Ltd. ("LFL"), an AAA-rated special purpose vehicle established to participate in the repurchase agreement and total return swap markets. A subsidiary of the Company acts as investment manager. The Company accounts for such investment under the equity method of accounting. LFL was formed in November 2001 and has not had substantial operating activities as of November 30, 2001.

Commitments

The Company had the following commitments (excluding derivative financial instruments) at November 30, 2001:

in millions	NOVEMBER 30, 2001
Commercial loan commitments	
Investment-grade	$1,436
Non-investment grade	439
Construction lending	71
Purchase obligations	
Mortgages	282
Chapter 13 and other credit card receivables	108
Commitments to invest in private equity related investments and partnerships	689
Underwriting commitments	
Mortgage securitizations	1,613
Municipals	726
Sovereign debt	145
Guaranteed indebtedness of a non-consolidated lessor	524
Future minimum lease payments	407
Other commitments	25

See Note 15 of Notes to Consolidated Financial Statements for additional information about the above commitments including their term periods.

The Company's long-term borrowings (including fair value adjustment in accordance with SFAS No. 133) maturing in the next 12 months approximate $3.8 billion. See Note 5 of Notes to Consolidated Financial Statements for additional information about long-term borrowings, including their maturities and Note 8 of Notes to Consolidated Financial Statements for preferred stock terms.

Derivative Financial Instruments

Derivative financial instruments represent contractual commitments between counterparties that derive their value from changes in an underlying interest rate, currency exchange rate, index (e.g., S&P 500), reference rate (e.g., LIBOR), or asset value referenced in the related contract. Some derivatives, such as futures contracts, certain options, and index referenced warrants, can be traded on an exchange. Other derivatives, such as interest rate and currency swaps, caps, floors, collars, swaptions, equity swaps and options, structured notes and forward contracts, are negotiated in the over-the-counter markets. Derivatives generate both on-balance-sheet and off-balance-sheet risks depending on the nature of the contract.

The Company is engaged as a dealer in over-the-counter derivatives and, accordingly, enters into transactions involving derivative instruments as part of its customer-related and proprietary trading activities. The Company's dealer activities require it to make markets and trade a variety of derivative instruments. In connection with these activities, the Company attempts to mitigate its exposure to market risk by entering into hedging transactions which may include over-the-counter derivative contracts or the purchase or sale of interest-bearing securities, equity securities, financial futures and forward contracts. The Company also utilizes derivative instruments in order to hedge proprietary market-making and trading activities. In this regard, the utilization of derivative instruments is designed to reduce or mitigate market risks associated with holding dealer inventories or in connection with arbitrage-related trading activities. The Company also utilizes interest rate and currency swaps as well as futures contracts and US treasury positions to hedge its debt issuances as part of its asset and liability management.

In connection with the Company's dealer activities, the Company formed Bear Stearns Financial Products Inc. ("BSFP") and its wholly owned subsidiary Bear Stearns Trading Risk Management Inc. ("BSTRM"). BSFP and BSTRM were established to provide clients with an AAA-rated counterparty offering a wide range of global derivative products. BSFP is structured such that if certain events occur BSFP will perform on all of its contracts to their original maturity with the assistance of an independent derivatives portfolio manager who would assume the active management of BSFP's portfolio (the "Continuation Structure"). BSTRM is structured such that upon the occurrence of a specified trigger event (including certain credit rating downgrades of the Company), it will cash-settle all outstanding derivative contracts in a predetermined manner (the "Termination Structure"). The Company's approach provides clients with the option of transacting with either a Continuation Structure or a Termination Structure.

In order to measure derivative activity, notional or contract amounts are frequently used. Notional/contract amounts are used to calculate contractual cash flows to be exchanged and are generally not actually paid or received, with the exception of currency swaps, foreign exchange forwards and mortgage-backed securities forwards. The notional/contract amounts of financial instruments that give rise to off-balance-sheet market risk are indicative only to the extent of involvement in the particular class of financial instrument and are not necessarily an indication of overall market risk.

As of November 30, 2001 and November 30, 2000, the Company had notional/contract amounts of approximately $1.1 trillion and $596.9 billion, respectively, of derivative financial instruments, of which $285.4 billion and $102.1 billion, respectively, were listed futures and option contracts. The aggregate notional/contract value of derivative contracts is a reflection of the level of activity and does not represent the amounts that are recorded in the Consolidated Statements of Financial Condition. The Company's derivative financial instruments outstanding, which either are used to hedge trading positions, hedge fixed-rate debt or are part of its derivative dealer activities, are marked to fair value.

The Company's derivatives have a weighted average maturity of approximately 3.8 years and 4.1 years at November 30, 2001 and November 30, 2000, respectively.

The maturities for notional/contract amounts outstanding for derivative financial instruments as of November 30, 2001 were as follows:

in billions	LESS THAN 1 YEAR	1 TO 3 YEARS	3 TO 5 YEARS	GREATER THAN 5 YEARS	TOTAL
Swap agreements, including options, swaptions, caps, collars and floors	$138.8	$213.9	$146.0	$222.6	$ 721.3
Futures contracts	116.0	20.8	13.5	0.2	150.5
Forward contracts	69.4	—	—	—	69.4
Options held	63.0	20.6	0.4	0.1	84.1
Options written	58.2	3.6	0.3	—	62.1
Total	$445.4	$258.9	$160.2	$222.9	$1,087.4
Percent of total	41.0%	23.8%	14.7%	20.5%	100.0%

Accounting Changes and Developments

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets." SFAS No. 141 eliminates the pooling method of accounting for business combinations and requires that the purchase method of accounting be used for all business combinations. SFAS No. 141 also specifies the criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. SFAS No. 141 was effective for transactions occurring after June 30, 2001 and did not have a material impact on the financial position or results of operations of the Company. SFAS No. 142 eliminates the amortization of goodwill and requires goodwill to be periodically tested for impairment. It is effective for fiscal years beginning after December 15, 2001, but early adoption is permitted. The Company early adopted SFAS No. 142 on December 1, 2001 with no material impact.

Effects of Inflation

Since the Company's assets are primarily recorded at their current market value, and to a large extent, liquid in nature, they are not significantly affected by inflation. However, the rate of inflation affects the Company's expenses, such as employee compensation, office leasing costs, information technology and communications charges, which may not be readily recoverable in the price of services offered by the Company. To the extent that inflation causes interest rates to rise and has other adverse effects on the securities markets and on the value of securities held in inventory, it may adversely affect the Company's financial position and results of operations.

RISK MANAGEMENT

OVERALL

The Company's principal business activities by their nature engender significant market and credit risks. In addition, the Company is subject to various other risks including operational risk, legal risk, funding risk and other risks. Effective identification, assessment and management of these risks are critical to the success and stability of the Company. As a result, comprehensive risk management practices and procedures have been established to identify, control and monitor each of these major risks. The Company's diverse securities industry activities help to reduce the impact that volatility in any particular market may have on its net revenues. Funding risk is discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations under the caption "Liquidity and Capital Resources," included in this report.

Managing risk at the Company begins first and foremost with the expertise and experience of trading department management. Senior Managing Directors in each department have extensive knowledge of the specialized products, markets and activities in which they do business. Their experience and insight are supplemented by risk management practices and procedures that monitor and evaluate the Company's risk profile.

The cornerstone of the Company's risk management approach is constant communication between trading department management and senior management concerning inventory positions and market risk profile. Trading managers are expected to adhere to a "no surprises" approach to communicating their risks. This process culminates each week with the trading departments making formal reports of positions, profits and losses, and trading strategies to Bear Stearns' Risk Committee (the "Risk Committee"). The Risk Committee, comprised of Senior Managing Directors from each of the various trading departments as well as the Risk Management Department, oversees trading departments and their related trading strategies.

The risk management process encompasses many units independent of the trading desks, including Risk Management, Global Credit, Correspondent Clearing, Controllers, Operations, Compliance and F.A.S.T. (Financial Analytics and Structured Transactions), and is intended to support and enforce the Company's policies and procedures with a focus on market and credit risk. Those procedures begin with the Company marking its inventory to market on a daily basis and producing daily profit and loss statements for senior management covering all trading departments.

The Company believes that a clear understanding of how its positions generate profit or loss on a daily basis is crucial to managing risk. Many of the independent units are actively involved in ensuring the integrity and clarity of the daily profit and loss statements. Activities include daily and monthly price verification procedures, position reconciliation, review of pricing models and review of booking of complex transactions. Furthermore, the Company uses market-based credit pricing to estimate the appropriate credit reserves associated with certain counterparty credit exposures.

In addition, trading desk management, senior management, and independent units also review the age and composition of each department's proprietary accounts and review risk reports appropriate to the risk profile of each trading activity. Risk limits are established and monitored, market conditions are evaluated, certain transactions are reviewed in detail and quantitative methods such as Value-at-Risk and stress testing are employed (see Value-at-Risk below). These activities better ensure that trading strategies are being adhered to within acceptable risk parameters.

The Risk Management Department is independent of all trading areas and reports directly to the Executive Committee with a focus on market risk. The goals of the department are to understand the market risk profile of each trading area, to consolidate risk at the firmwide level, to articulate large trading or position risks to senior management, to provide traders with perspectives on their positions and to better ensure accurate mark-to-market pricing. The department supplements the communication between trading managers and senior management by providing its independent perspective on the Company's market risk profile via a daily "Risk Highlights" report which is distributed to a number of senior managers in the Company.

The Global Credit Department, in conjunction with the Credit Policy Committee and its subcommittee, the Global Credit Committee, establish and review appropriate credit limits for customers and dealer counterparties. The Credit Policy Committee is composed of senior risk, finance, treasury, operations and business managers. The Credit Policy Committee meets periodically and establishes policies and guidelines. The Global Credit Committee meets weekly or more often as necessary to set credit limits and to monitor exposure of customers that enter into repurchase and resale agreement facilities, stock borrow or loan facilities, derivative financial instruments and other products that may give rise to secured and unsecured credit.

The following discussion of the Company's risk management policies and procedures for its principal risks and the estimated amounts of the Company's market risk exposure generated by the Company's statistical analyses contains forward-looking statements. The analyses used to assess such risks are not predictions of future events, and actual results may vary significantly from such analyses due to events in the markets in which the Company operates and certain other factors described below.

MARKET RISK

Market risk generally represents the risk of loss that may result from the potential change in the value of a financial instrument as a result of fluctuations in interest and currency exchange rates, equity and futures prices, changes in the implied volatility of interest rate, foreign exchange rate, equity and futures prices and also price deterioration or changes in value due to changes in market perception or actual credit quality of either the issuer or its related country of origin. Market risk can be exacerbated in times of illiquidity where market participants refrain from transacting in normal quantities and/or at normal bid-offer spreads. Market risk is inherent to both cash derivative financial instruments, and accordingly, the scope of the Company's market risk management procedures includes all market-risk sensitive financial instruments. The Company's exposure to market risk is directly related to its role as a financial intermediary in customer-related transactions and to its proprietary trading, investment and arbitrage activities.

The Company makes dealer markets in investment-grade corporate debt, non-investment-grade corporate ("high yield") debt, US government securities, sovereign debt, emerging markets debt obligations, mortgages and mortgage-backed securities, other collateralized securities and municipal bonds. The Company is also an active market-maker and conducts block trading activities in both listed and over-the-counter equity markets. In connection with these activities, the Company may be required to maintain significant inventories in order to ensure availability and to facilitate customer order flow. The Company is also engaged as a dealer in over-the-counter derivatives, and accordingly, enters into transactions such as interest rate and cross-currency swaps, over-the-counter swaps and options on interest rates and foreign currencies, various credit default swaps and equity swaps and options, all as part of its customer and proprietary trading activities. In connection with these activities, the Company attempts to mitigate its exposure to market risk by entering into hedging transactions, which may include over-the-counter derivative contracts or the purchase or sale of securities, financial futures and options on futures or forward contracts. Additionally, the Company has a significant investment in a limited liability company which is involved in specialist activities. Stock exchange rules require that specialists maintain an orderly market, including purchasing shares in a declining market which may result in trading losses.

The Company's arbitrage activities are designed to take advantage of market price discrepancies between securities trading in different markets or between related products or derivative securities. Arbitrage activities involve maintaining offsetting positions in other financial instruments. In many instances, the Company may be required to purchase or sell derivative financial instruments as part of the arbitrage of a cash market security. These transactions may involve forward-settling transactions such as forwards or futures, where the objective may be to capture differences in the time value of money, or options transactions, which seek to capture differences between the expected and actual volatility of the underlying instrument. The Company attempts to mitigate its exposure to market risk with respect to these activities by entering into hedging transactions.

Following is a discussion of the Company's primary market risk exposures as of November 30, 2001 and November 30, 2000, including a discussion of how those exposures are currently managed.

Interest Rate Risk

Interest rate risk is a consequence of maintaining market-making and proprietary inventory positions and trading in interest-rate-sensitive financial instruments. In connection with the Company's dealer and arbitrage activities, including market-making in over-the-counter derivative contracts, the Company exposes itself to interest rate risk arising from changes in the level or volatility of interest rates, mortgage prepayment speeds or the level and shape of the yield curve. The Company's fixed income activities also expose it to the risk of loss related to changes in credit spreads on debt instruments. Credit spread risk arises from the potential that changes in an issuer's credit rating or credit perception could affect the value of financial instruments. Credit risk resulting from default on counterparty obligations is discussed in the Credit Risk section. The Company attempts to hedge its exposure to interest rate risk primarily through the use of interest rate swaps, options, Eurodollar and US government securities and futures and forward contracts designed to reduce the Company's risk profile. Credit spread risk is hedged through the use of credit derivatives such as credit default swaps as well as offsetting long or short positions in various related securities.

Foreign Exchange Rate Risk

Foreign exchange rate risk arises from the possibility that changes in foreign exchange rates will impact the value of financial instruments. When the Company buys or sells a foreign currency or a financial instrument denominated in a currency other than US dollars, exposure exists from a net open currency position. Until the position is covered by selling or buying an equivalent amount of the same currency, or by entering into a financing arrangement denominated in the same currency, the Company is exposed to a risk that the exchange rate may move against it. The Company attempts to hedge the risk arising from its foreign exchange activities primarily through the use of currency borrowing, swaps, options, forwards and futures.

Equity Price Risk

The Company is exposed to equity price risk as a consequence of making markets in equity securities and equity derivatives as well as specialist activities. Equity price risk results from changes in the level or volatility of equity prices, which affect the value of equity securities or instruments that derive their value from a particular stock, a basket of stocks or a stock index. The Company attempts to reduce the risk of loss inherent in its inventory of equity securities by entering into hedging transactions, including equity options and futures, designed to mitigate the Company's market risk profile.

Value-at-Risk

The estimation of potential losses that could arise from changes in market conditions is typically accomplished through the use of statistical models that seek to predict risk of loss based on historical and/or market implied price and volatility patterns. The output of such statistical models is commonly referred to as Value-at-Risk ("VaR"). VaR is used to describe a probabilistic approach to measuring the exposure to market risk. This approach utilizes statistical concepts to estimate the probability of the value of a financial instrument rising above or falling below a specified amount. The calculation utilizes the standard deviation of historical changes in value (i.e., volatility) of the market risk sensitive financial instruments to estimate the amount of change in the current value that could occur at a specified probability level.

The Company believes that statistical models alone do not provide a reliable method of monitoring and controlling risk. While VaR models are relatively sophisticated, the quantitative risk information generated is limited by the parameters established in creating the related models. The financial instruments being evaluated, in some cases, have features that may trigger a potential loss in excess of the amounts previously disclosed if the changes in market rates or prices exceed the confidence level of the model used. Such models do not substitute for the experience or judgment of senior management and traders, who have extensive knowledge of the markets and adjust positions and revise strategies, as they deem necessary. The Company uses these models only as a supplement to other risk management tools. Additionally, the Company continuously evaluates and enhances such VaR models in an effort to more accurately measure risk of loss based on historical price and volatility patterns.

The Company has performed an entity-wide VaR analysis of the Company's financial assets and liabilities, including financial instruments owned and sold, repurchase and resale agreements, and funding assets and liabilities. Certain equity-method investments, leveraged lending activities and non-publicly traded investments are not reflected in the VaR results. The VaR related to non-trading financial instruments has been included in this analysis and is not reported separately because the amounts are not material. The calculation is based on a methodology that uses a one-day interval and a 95% confidence level. Interest rate and foreign exchange rate risk use a "Monte Carlo" value at risk approach. Monte Carlo simulation involves the generation of price movements in a portfolio using a random number generator. The generation of random numbers is based on the statistical properties of the securities in the portfolio. For interest rates, each country's yield curve has five factors that describe possible curve movements, where appropriate. These were generated from principal component analysis. In addition, volatility and spread risk factors as well as intercountry correlations were used, where appropriate.

Equity price risk was measured using a combination of historical and Monte Carlo approaches. Equity and equity derivatives risk were treated as correlated with various domestic and international indices of which the Company used approximately fifty at November 30, 2001 and November 30, 2000. Parameter estimates, such as volatilities and correlations, were based on daily tests through November 30, 2001.

VaR has inherent limitations including reliance on historical data which may not accurately predict future market risk and, as previously discussed, the quantitative risk information generated is limited by the parameters established in creating the models. VaR alone does not provide a reliable method of monitoring and controlling risk nor does it provide a reliable method of predicting the Company's financial performance. There can be no assurance that actual losses occurring on any one day arising from changes in market conditions will not exceed the VaR amounts shown below or that such losses will not occur more than once in 20 days.

The total VaR presented below is less than the sum of the individual components (i.e., interest rate risk, foreign exchange rate risk, equity risk) due to the benefit of diversification among the risks. This table illustrates the VaR for each component of market risk as of November 30, 2001 and November 30, 2000:

in millions	NOVEMBER 30, 2001	NOVEMBER 30, 2000
MARKET RISK		
Interest rate	$12.6	$11.7
Currency	1.1	1.4
Equity	5.3	10.7
Diversification benefit	(5.3)	(7.9)
Total	$13.7	$15.9

The table below illustrates the high, low and average (calculated on a monthly basis) VaR for each component of market risk and aggregate market risk during fiscal 2001:

in millions	HIGH	LOW	AVERAGE
MARKET RISK			
Interest rate	$17.8	$ 9.2	$13.4
Currency	2.3	0.8	1.1
Equity	10.7	4.6	6.3
Aggregate VaR	18.8	11.3	15.0

As previously discussed, the Company utilizes a wide variety of market risk management methods, including: trading limits; marking all positions to market on a daily basis; daily profit and loss statements; position reports; aged inventory position reports; and independent verification of inventory pricing. Additionally, management of each trading department reports positions, profits and losses, and trading strategies to the Risk Committee on a weekly basis. The Company believes that these procedures, which stress timely communication between trading department management and senior management, are the most important elements of the risk management process.

Stress testing (also referred to as scenario analysis) measures the risk of loss over a variety of extreme market conditions that are defined in advance. Stress testing is a key methodology used in the management of market risk as well as counterparty credit risk (see Credit Risk below). Stress tests are calculated at the firmwide level, for particular trading books, for particular customer accounts and for particular individual positions. Stress tests are performed on a regular basis as well as on an ad-hoc basis, as deemed appropriate. While the Company recognizes that no methodology can perfectly predict future market conditions, it believes that these tools are an important supplement to the Company's risk management process. The Company expects to continue to develop and refine its stress testing methodologies.

The following charts represent a summary of the daily principal transactions revenues and reflect a combination of trading revenues, net interest revenues for certain trading areas and other revenues for the fiscal year ended November 30, 2001 and the fiscal year ended November 30, 2000. These charts represent a historical summary of the results generated by the Company's trading activities as opposed to the probability approach used by the VaR model. The average daily trading profit was $9.1 million and $8.7 million for the fiscal year ended November 30, 2001 and the fiscal year ended November 30, 2000, respectively. Daily trading losses exceeded the reported VaR amounts less than 1% of the total trading days during the fiscal year ended November 30, 2001 and the fiscal year ended November 30, 2000. The frequency distribution of the Company's daily net trading revenues reflects the Company's historical ability to manage its exposure to market risk and the diversified nature of its trading activities.

Daily Net Trading Revenues Frequency Distribution

Fiscal Year Ended November 30, 2001


110
100
90
80
70
60
50
40
30
20
10
0
FREQUENCY (Number of Trading Days)
(10)+
(10)-(5)
(5)-0
0-5
5-10
10-15
15-20
20-25
25-30
30-35
DAILY NET TRADING REVENUES ($ in millions)

Fiscal Year Ended November 30, 2000


110
100
90
80
70
60
50
40
30
20
10
0
FREQUENCY (Number of Trading Days)
(10)+
(10)-(5)
(5)-0
0-5
5-10
10-15
15-20
20-25
25-30
30-35
DAILY NET TRADING REVENUES ($ in millions)

CREDIT RISK

Credit risk arises from potential nonperformance by counterparties, customers, borrowers, or debt security issuers. The Company is exposed to credit risk as trading counterparty to dealers and customers, as direct lender, as holder of securities and as member of exchanges and clearing organizations. The Company has established policies and procedures to manage credit risk.

The Credit Policy Committee delegates credit approval authority to the Global Credit Committee, approves exposure measurement standards, reviews concentrations of credit risk, and sets documentation and credit support standards. The Global Credit Committee, which includes several members of the Credit Policy Committee, implements policy through its review and approval of large counterparty credit limits and consideration of new or unusual credit-related transactions. The Company's Principal Activities Committee, consisting of senior investment banking, capital markets, credit and risk management professionals, reviews and approves loan underwriting proposals. Certain leveraged loan commitments, as well as large or unusual credit extensions, are referred for approval to the Company's Executive Committee. Dedicated professionals in several departments contribute to the administration of the Company's credit policies and procedures. The responsible groups include Global Credit, Operations and Administration(Margin),Correspondent Clearing (Prime Brokerage), Risk Management and Investment Banking.

The Global Credit Department monitors and controls extensions of credit to counterparties of the Company. The department's professionals assess the creditworthiness of the Company's counterparties and assign or recommend credit limits and requirements. In addition, credit and quantitative analysts assess the quality and acceptability of collateral, measure potential credit exposure associated with certain transactions, monitor compliance with credit limits, obtain appropriate legal documentation and provide comprehensive credit risk reporting for senior management.

Credit analysts and managers are based in Company offices in New York, San Francisco, London, Dublin and Hong Kong and specialize by industry within the US and otherwise by country or region. Each analyst provides rating and limit recommendations to senior credit officers who either take action or refer recommendations to the Global Credit Committee. All counterparties are assigned internal credit ratings reflecting the Global Credit Department's quantitative and qualitative assessment of the counterparty's relative probability of default. The internal rating process may include review of audited financial statements, review of opinions of major statistical rating agencies, assessment of industry or sovereign factors, review of market developments, meetings with management and analysis of the risk of transactions with the counterparty.

The Company measures its actual credit exposure (the replacement cost of counterparty contracts) on a daily basis. Master netting agreements, collateral and credit insurance are used to mitigate counterparty credit risk. The credit exposures reflect these risk-reducing features to the extent they are legally enforceable. The Company's net replacement cost of derivative contracts in a gain position at November 30, 2001 and November 30, 2000 approximated $2.9 billion and $1.8 billion, respectively. These amounts are net of counterparty credit reserves, which are estimated by applying counterparty-specific market-based credit spreads to the expected exposure of derivatives and foreign exchange transactions, after giving effect to collateral. Exchange-traded financial instruments, which typically are guaranteed by a highly rated clearing organization, have margin requirements that substantially mitigate risk of credit loss.

The Company establishes potential exposure limits across a variety of financing and trading products for all counterparties on a group and individual entity basis. Potential exposure is the statistically estimated net credit exposure associated with adverse market moves over the life of transactions at a 97.7% confidence interval. For over-the-counter derivative and foreign exchange contracts, the potential exposure is estimated daily using sophisticated internally developed risk models that employ Monte Carlo simulations. Potential exposure estimates consider the size and maturity of contracts; the volatility of, and correlations among, the underlying assets, indices, and currencies; settlement mechanisms; rights to demand additional collateral; and other legally enforceable credit mitigants such as third-party guarantees or insurance. For other credit-sensitive fixed income products, potential exposure limits are converted to notional amounts using appropriate risk factors.

The Company establishes country concentration limits and monitors actual and potential exposures, including both position and counterparty exposures, in emerging markets. The Sovereign Risk unit evaluates international macroeconomic conditions and recommends country concentration limits. The Company limits and monitors its exposure to sovereign default, devaluation and inconvertibility of local currencies.

The Margin Department is responsible for evaluating the risk of extending loans to the Company's customers secured by certain marketable securities. The department evaluates the creditworthiness of the borrower as well as the acceptability of collateral, and actively monitors to ensure that collateral received meets regulatory and internal requirements. Internal (or "House") margin requirements generally exceed minimum regulatory requirements, and may be adjusted for specific securities based on volatility or liquidity. The Special Credit Services unit of the Global Credit Department evaluates and sets terms for loans secured by restricted or control stock, emerging markets securities and concentrated or less-liquid securities.

The Risk Management Department is responsible for monitoring the market risk of the Company's proprietary positions. As part of its duties, the group evaluates the credit quality of securities positions held in inventory in order to quantify and limit the risk to the Company of issuer default or changes in credit spreads.

The Risk Department of Global Clearing Services is responsible for extensions of credit to correspondents (broker-dealers and other professional investors) and their customers. The department uses sophisticated computer simulations to project adverse moves in the value of certain correspondents' or their customers' assets held by the Company on an individual security and portfolio basis.

The Company is subject to concentration risk by holding large positions or committing to hold large positions in certain types of securities, securities of a single issuer, including sovereign governments, issuers located in a particular country or geographic area or engaged in a particular industry. Positions taken and commitments made by the Company, including underwriting, often involve substantial amounts and significant exposure to individual issuers and businesses, including non-investment-grade issuers. The Company seeks to limit concentration risk through the use of the systems and procedures described in the preceding discussions of market and credit risk.

The Company, through BSSC and BSIL, transacts with professional clients, including floor traders and specialists, arbitrageurs, broker-dealers, hedge funds and fund of funds groups. These clients employ a wide variety of trading styles including option hedging, market neutral statistical arbitrage, risk arbitrage and hedged convertible strategies to multiple fixed income strategies. Trading strategies are employed in both domestic and international markets. The extension of credit, via margin debt for a given customer, is determined by the systematic analysis of the securities held and trading strategy that such customer employs. The Company has established a risk-based margin lending policy under which the minimum capital requirement may be greater than the applicable regulatory capital requirement. In other words, customers can only achieve maximum regulatory leverage if their portfolios satisfy the internal risk parameters.

Client portfolios are analyzed and evaluated daily through extensive simulation analysis designed to estimate market-related risk. Using its internally developed risk management system known as RACS (Risk Analytic Control System), the Risk Department is able to analyze every professional client's portfolio prior to each market open as well as on an intra-day basis. RACS uses scenario analysis to estimate market risk through extensive stress testing. Client positions are simulated across more than 200 different scenarios resulting in a wide variety of potential profit and loss possibilities. Some basic assumptions used in the analysis are minimum portfolio moves of 20% as well as minimum moves in individual securities of 25% or more. Other scenarios include price movement tests of 1 and 2 standard deviations, fixed percentage moves, beta-weighted and market-capitalization-driven extreme price moves. Scenarios are constructed in such a way as to assess position and portfolio sensitivities to changes in underlying prices, volatilities, interest rates, credit spreads, cross currency rates and forward time horizons. Experienced managers review the results of the stress testing to determine whether additional margin is necessary. In addition to client-level security and portfolio analysis, the system produces over 40 various reports that provide multi-dimensional views that include industry exposures, country/region exposures, and security concentration and liquidity risk.

OPERATIONAL RISK

Operational risk is the potential for loss arising from limitations in the Company's financial systems and controls, deficiencies in legal documentation, noncompliance with the execution of legal and fiduciary responsibilities, deficiencies in technology and the risk of loss attributable to operational problems. In particular, the Company is an active participant in over-the-counter markets, including derivative, commercial and residential mortgage loans, leveraged loans and Chapter 13 and other credit card receivables. The nature of many of these products is such that they are valued through the use of proprietary models. The complexities and lack of transparency inherent in the models as compared to exchange traded prices or other quoted market valuations introduce a particular element of operational risk into the Company's business. These risks are less direct than credit and market risk, but managing them is critical, particularly in a rapidly changing environment with increasing regulation and transaction volumes. In an effort to reduce or mitigate these risks, the Company has established and maintains an internal control environment which incorporates various control mechanisms at different levels throughout the organization and within such departments as Controllers, Operations, Legal, Compliance and Internal Audit. These control mechanisms are designed to better ensure that operational policies and procedures are being followed and that the Company's various businesses are operating within established corporate policies and limits.

Management has established and maintains an effective internal control structure over financial reporting, the primary goal of which is to ensure that policies and procedures have been established regarding authorization, access to assets and asset accountability. This provides a high degree of assurance that assets are acquired and safeguarded and that liabilities are incurred and discharged in accordance with management's decisions. In addition, an effective internal control structure ensures that financial information is accurately maintained in the books and records of the Company. The Company also has effective risk controls in place to ensure that operational functions such as transaction initiation, transaction processing and settlement/clearance are functioning properly.

The Company has invested heavily in technology over the years in order to have the ability to gather and process information efficiently and to handle the wide variety of products and services the Company offers. In addition, the Company's investment in technology allows the Company to communicate information efficiently and securely to customers and to groups within the Company.

The Management and Compensation Committee, together with the Operations Committee, has oversight responsibilities for operational and other matters that affect the Company's day-to-day activities. These committees also review new products and businesses to ensure that procedures, policies and safeguards are in place before activities commence.

LEGAL RISK

Legal risk includes the risk of non-compliance with applicable legal and regulatory requirements and the risk that a counterparty will not perform on its obligations due to non-credit related conditions including counterparty legal authority and capacity. The Company is generally subject to extensive regulation in the various jurisdictions in which it conducts its business. The Company has established procedures based on legal and regulatory requirements on a worldwide basis that are designed to ensure compliance with applicable statutory and regulatory requirements. The Company has established policies and procedures in an effort to mitigate the risk that counterparty performance obligations will be unenforceable.

OTHER RISKS

Other risks encountered by the Company include political, terrorism, regulatory and tax risks. These risks reflect the potential impact that changes in local and international laws, regulatory requirements or tax statutes have on the economics and viability of current or future transactions. In an effort to mitigate these risks, the Company seeks to continuously review new and pending regulations and legislation and participates in various special interest groups.

THE BEAR STEARNS COMPANIES INC.

Consolidated Statements of

INCOME

in thousands, except share and per share data	FISCAL YEAR ENDED NOVEMBER 30, 2001	FISCAL YEAR ENDED NOVEMBER 30, 2000	FIVE MONTHS ENDED NOVEMBER 26, 1999	FISCAL YEAR ENDED JUNE 30, 1999
REVENUES				
Commissions	$1,116,731	$ 1,207,122	$ 419,619	$1,013,909
Principal transactions	2,282,797	2,225,018	737,938	1,893,413
Investment banking	772,125	1,021,969	434,410	839,301
Interest and dividends	4,339,298	5,642,361	1,810,598	4,008,566
Other income	190,082	151,494	59,984	91,125
Total revenues	8,701,033	10,247,964	3,462,549	7,846,314
Interest expense	3,793,998	4,772,286	1,524,046	3,344,190
Revenues, net of interest expense	4,907,035	5,475,678	1,938,503	4,502,124
NON-INTEREST EXPENSES				
Employee compensation and benefits	2,528,852	2,788,638	964,529	2,265,830
Floor brokerage, exchange and clearance fees	161,363	158,940	63,088	159,609
Communications and technology	453,261	449,691	192,300	372,309
Occupancy	146,620	134,596	56,013	135,353
Advertising and market development	126,669	125,153	39,927	95,739
Professional fees	175,249	190,871	52,210	127,138
Other expenses	380,577	456,266	116,844	282,038
Total non-interest expenses	3,972,591	4,304,155	1,484,911	3,438,016
Income before provision for income taxes and cumulative effect of change in accounting principle	934,444	1,171,523	453,592	1,064,108
Provision for income taxes	309,479	398,340	167,778	391,060
Income before cumulative effect of change in accounting principle	624,965	773,183	285,814	673,048
Cumulative effect of change in accounting principle, net of tax	(6,273)	—	—	—
Net income	$ 618,692	$ 773,183	$ 285,814	$ 673,048
Net income applicable to common shares	$ 579,579	$ 734,070	$ 269,517	$ 633,618
Basic earnings per share	$ 4.49	$ 5.37	$ 1.78	$ 4.26
Diluted earnings per share	$ 4.27	$ 5.35	$ 1.78	$ 4.26
Weighted average common and common equivalent shares outstanding:				
Basic	142,643,018	151,437,116	165,584,457	165,483,033
Diluted	152,216,936	152,034,249	165,584,457	165,483,033

See Notes to Consolidated Financial Statements.

Note: Certain reclassifications have been made to prior period amounts to conform to the current year's presentation.

THE BEAR STEARNS COMPANIES INC.

Consolidated Statements of

FINANCIAL CONDITION

in thousands, except share data	NOVEMBER 30, 2001	NOVEMBER 30, 2000
ASSETS		
Cash and cash equivalents	$ 7,332,747	$ 2,319,974
Cash and securities deposited with clearing organizations or segregated in compliance with federal regulations	9,287,673	3,773,232
Securities purchased under agreements to resell	41,742,485	35,499,232
Securities received as collateral	3,037,956	—
Securities borrowed	51,911,092	61,759,831
Receivables:		
Customers	17,558,956	17,315,232
Brokers, dealers and others	2,828,081	790,051
Interest and dividends	277,246	612,140
Financial instruments owned, at fair value	—	43,225,334
Pledged as collateral	23,562,448	—
Not pledged as collateral	24,348,803	—
Property, equipment and leasehold improvements, net of accumulated depreciation and amortization of $952,014 and $811,972 in 2001 and 2000, respectively	519,089	542,613
Other assets	3,123,652	2,793,963
Total Assets	$185,530,228	$168,631,602
LIABILITIES & STOCKHOLDERS' EQUITY		
Short-term borrowings	$ 13,658,510	$ 17,348,189
Securities sold under agreements to repurchase	50,135,295	51,688,128
Obligation to return securities received as collateral	3,037,956	—
Payables:		
Customers	53,590,217	46,785,311
Brokers, dealers and others	7,879,469	4,450,285
Interest and dividends	575,645	842,749
Financial instruments sold, but not yet purchased, at fair value	24,749,040	19,005,776
Accrued employee compensation and benefits	1,284,391	1,479,417
Other liabilities and accrued expenses	799,624	781,571
	155,710,147	142,381,426
Commitments and contingencies (Note 15)		
Long-term borrowings	23,429,054	20,095,888
Guaranteed Preferred Beneficial Interests in Company Subordinated Debt Securities	762,500	500,000
STOCKHOLDERS' EQUITY		
Preferred stock	800,000	800,000
Common stock, $1.00 par value; 500,000,000 and 200,000,000 shares authorized as of November 30, 2001 and November 30, 2000, respectively; 184,805,848 shares issued as of November 30, 2001 and November 30, 2000	184,806	184,806
Paid-in capital	2,728,981	2,583,638
Retained earnings	3,118,635	2,600,149
Employee stock compensation plans	2,015,375	1,916,708
Unearned compensation	(230,071)	(218,791)
Treasury stock, at cost—		
Adjustable Rate Cumulative Preferred Stock Series A: 2,520,750 shares as of November 30, 2001 and November 30, 2000	(103,421)	(103,421)
Common stock: 84,763,780 and 75,823,544 shares as of November 30, 2001 and November 30, 2000, respectively	(2,885,778)	(2,108,801)
Total Stockholders' Equity	5,628,527	5,654,288
Total Liabilities and Stockholders' Equity	$185,530,228	$168,631,602

See Notes to Consolidated Financial Statements.

Note: Certain reclassifications have been made to prior year amounts to conform to the current year's presentation. Additionally, November 30, 2000 amounts reflect reversals of certain SFAS No. 125 amounts, in accordance with SFAS No. 140.

THE BEAR STEARNS COMPANIES INC.

Consolidated Statements of

CASH FLOWS

in thousands	FISCAL YEAR ENDED NOVEMBER 30, 2001	FISCAL YEAR ENDED NOVEMBER 30, 2000	FIVE MONTHS ENDED NOVEMBER 26, 1999	FISCAL YEAR ENDED JUNE 30, 1999
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	$ 618,692	$ 773,183	$ 285,814	$ 673,048
Adjustments to reconcile net income to cash provided by (used in) operating activities:				
Depreciation and amortization	208,822	153,616	62,714	133,115
Deferred income taxes	(232,916)	(263,693)	(91,209)	(191,146)
Other	132,755	39,710	22,506	132,893
(Increases) decreases in operating receivables:				
Cash and securities deposited with clearing organizations or segregated in compliance with federal regulations	(5,514,441)	(2,584,444)	1,702,609	(608,668)
Securities purchased under agreements to resell	(6,243,253)	500,766	(3,003,772)	(3,149,510)
Securities borrowed	9,848,739	(1,330,534)	(6,255,571)	2,670,283
Receivables:				
Customers	(243,724)	(476,192)	(2,328,412)	(281,950)
Brokers, dealers and others	(2,038,030)	(248,013)	910,552	(115,444)
Financial instruments owned	(4,424,247)	(3,888,357)	2,396,908	(329,946)
Other assets	618,019	(1,354,941)	(2)	418,885
(Decreases) increases in operating payables:				
Securities sold under agreements to repurchase	(1,552,833)	(1,634,981)	2,141,288	5,169,942
Payables:				
Customers	6,804,906	3,941,554	2,020,844	(1,296,129)
Brokers, dealers and others	3,431,849	(1,142,985)	3,394,914	(2,860,297)
Financial instruments sold, but not yet purchased	5,743,264	(699,145)	(1,801,451)	435,776
Accrued employee compensation and benefits	(356,051)	606,176	(618,866)	(32,080)
Other liabilities and accrued expenses	(249,053)	596,107	(141,619)	(691,198)
Cash provided by (used in) operating activities	6,552,498	(7,012,173)	(1,302,753)	77,574
CASH FLOWS FROM FINANCING ACTIVITIES				
Net (payments for) proceeds from short-term borrowings	(2,973,254)	3,923,988	(213,031)	(310,925)
Net proceeds from issuances of long-term borrowings	6,574,299	8,500,596	1,942,107	4,179,637
Net proceeds from issuance of subsidiary securities	254,231	—	—	290,550
Redemption of preferred stock	—	—	—	(150,000)
Employee stock compensation plans	370,413	679,500	70,406	483,260
Tax benefit of common stock distributions	143,387	72,973	2,568	92,893
Proceeds from put option premium	—	1,065	—	—
Note repayment from ESOP Trust	—	—	—	7,114
Payments for:				
Retirement of long-term borrowings	(4,250,313)	(4,359,932)	(681,751)	(2,846,752)
Treasury stock purchases	(1,048,015)	(726,836)	(311,289)	(482,818)
Cash dividends paid	(100,206)	(99,329)	(54,548)	(107,666)
Cash (used in) provided by financing activities	(1,029,458)	7,992,025	754,462	1,155,293
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchases of property, equipment and leasehold improvements	(185,298)	(192,189)	(80,019)	(171,806)
Business acquisition	(242,983)	—	—	—
Purchases of investment securities and other assets	(101,891)	(178,014)	(24,546)	(68,732)
Proceeds from sales of investment securities and other assets	19,905	139,842	94,259	62,930
Cash used in investing activities	(510,267)	(230,361)	(10,306)	(177,608)
Net increase (decrease) in cash and cash equivalents	5,012,773	749,491	(558,597)	1,055,259
Cash and cash equivalents, beginning of year	2,319,974	1,570,483	2,129,080	1,073,821
Cash and cash equivalents, end of year	$ 7,332,747	$ 2,319,974	$ 1,570,483	$ 2,129,080

See Notes to Consolidated Financial Statements.

Note: Certain reclassifications have been made to prior period amounts to conform to the current year's presentation. SFAS No. 140 and SFAS No. 125, as applicable, require balance sheet recognition for collateral related to certain secured transactions which are non-cash activities and did not have an impact on the Consolidated Statements of Cash Flows.

Consolidated Statements of Changes in

STOCKHOLDERS' EQUITY

in thousands, except share and per share data	PREFERRED STOCK	COMMON STOCK $1 PAR VALUE	PAID-IN CAPITAL	RETAINED EARNINGS	EMPLOYEE STOCK COMPENSATION PLANS	UNEARNED COMPENSATION	TREASURY STOCK: ADJUSTABLE RATE CUMULATIVE PREFERRED STOCK, SERIES A-$50 LIQUIDATION PREFERENCE	TREASURY STOCK: COMMON STOCK	NOTE RECEIVABLE FROM ESOP TRUST
Balance, June 30, 1998	$800,000	$167,785	$1,963,788	$1,590,574	$ 833,427	$0	$(103,421)	$ (953,506)	$(7,114)
Net income				673,048					
Cash dividends declared—									
Common ($0.56 per share)				(68,796)					
Preferred				(39,113)					
Purchase of treasury stock— Common stock (11,943,110 shares)								(482,818)	
Common stock issued out of treasury (8,623,436 shares)			919		(172,358)			173,030	
Income tax benefit related to distributions from employee stock compensation plans			91,302						
5% stock dividend (8,226,172 shares)		8,226	215,530	(223,756)					
Note repayment from ESOP Trust									7,114
Employee stock compensation awards					483,260				
Amortization of preferred stock issue costs			(1,612)						
Balance, June 30, 1999	800,000	176,011	2,269,927	1,931,957	1,144,329	0	(103,421)	(1,263,294)	0
Net income				285,814					
Cash dividends declared—									
Common ($0.29 per share)				(34,992)					
Preferred				(19,556)					
Purchase of treasury stock— Common stock (8,249,436 shares)								(317,261)	
Common stock issued out of treasury (1,032,382 shares)			89		(35,634)			35,699	
Income tax benefit related to distributions from employee stock compensation plans			2,415						
5% stock dividend (8,794,735 shares)		8,795	237,912	(246,707)					
Employee stock compensation awards					70,406				
Amortization of preferred stock issue costs			(542)						
Balance, November 26, 1999	$800,000	$184,806	$2,509,801	$1,916,516	$1,179,101	$0	$(103,421)	$(1,544,856)	$ 0

THE BEAR STEARNS COMPANIES INC.

Consolidated Statements of Changes in

STOCKHOLDERS' EQUITY

continued

in thousands, except share and per share data	PREFERRED STOCK	COMMON STOCK $1 PAR VALUE	PAID-IN CAPITAL	RETAINED EARNINGS	EMPLOYEE STOCK COMPENSATION PLANS	UNEARNED COMPENSATION	TREASURY STOCK: ADJUSTABLE RATE CUMULATIVE PREFERRED STOCK, SERIES A-$50 LIQUIDATION PREFERENCE	TREASURY STOCK: COMMON STOCK	NOTE RECEIVABLE FROM ESOP TRUST
Balance, November 26, 1999	$800,000	$184,806	$2,509,801	$1,916,516	$1,179,101	$ 0	$(103,421)	$(1,544,856)	$0
Net income				773,183					
Cash dividends declared—									
Common ($0.55 per share)				(60,215)					
Preferred				(29,335)					
Purchase of treasury stock—									
Common stock (16,939,591 shares)								(723,530)	
Common stock issued out of treasury (7,491,085 shares)			1,099		(158,104)			159,585	
Income tax benefit related to distributions from employee stock compensation plans			72,973						
Put option premium			1,065						
Unearned employee stock compensation						(218,791)			
Employee stock compensation awards					895,711				
Amortization of preferred stock issue costs			(1,300)						
Balance, November 30, 2000	800,000	184,806	2,583,638	2,600,149	1,916,708	(218,791)	(103,421)	(2,108,801)	0
Net income				618,692					
Cash dividends declared—									
Common ($0.60 per share)				(61,093)					
Preferred				(39,113)					
Purchase of treasury stock—									
Common stock (19,723,837 shares)								(1,045,350)	
Common stock issued out of treasury (10,734,551 shares)			3,256		(268,224)			268,373	
Income tax benefit related to distributions from employee stock compensation plans			143,387						
Unearned employee stock compensation, net						(11,280)			
Employee stock compensation awards					366,891				
Amortization of preferred stock issue costs			(1,300)						
Balance, November 30, 2001	$800,000	$184,806	$2,728,981	$3,118,635	$2,015,375	$(230,071)	$(103,421)	$(2,885,778)	$0

See Notes to Consolidated Financial Statements.

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of The Bear Stearns Companies Inc. and its subsidiaries (the "Company"). All material intercompany transactions and balances have been eliminated. Certain prior period amounts have been reclassified to conform to the current period's presentation, including reclassifying temporary help costs from employee compensation and benefits and establishing a professional fees caption. Temporary help costs approximated $25.6 million, $9.5 million and $19.8 million, for fiscal 2000, the five-month period ended November 26, 1999 and fiscal 1999, respectively. Share data for all years included in the consolidated financial statements are presented after giving retroactive effect to the 5% stock dividend declared by the Company in each of January 1999 and October 1999. The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America which require management to make certain estimates and assumptions, including those regarding inventory valuations, stock compensation, certain accrued liabilities and the potential outcome of litigation, that may affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ materially from these estimates.

On January 18, 2000, the Company's Board of Directors elected to change its fiscal year-end to November 30 from June 30, effective with the year beginning November 27, 1999. The five-month period ended November 26, 1999 is the Company's transition period.

The Company, through its principal operating subsidiaries, Bear, Stearns & Co. Inc. ("Bear Stearns"), Bear, Stearns Securities Corp. ("BSSC"), Bear, Stearns International Limited ("BSIL") and Bear Stearns Bank plc ("BSB"), is primarily engaged in business as a securities broker-dealer and operates in three principal segments: Capital Markets, Global Clearing Services and Wealth Management. Capital Markets is comprised of the Institutional Equities, Fixed Income and Investment Banking areas. Global Clearing Services is comprised of clearance and commission-related areas that concentrate on the execution of trades for customers. Wealth Management is comprised of the Private Client Services ("PCS") and Asset Management areas. (See Note 16 of Notes to Consolidated Financial Statements.)

Financial Instruments

Proprietary securities, futures and other derivatives transactions are recorded on a trade date basis. Financial instruments owned and financial instruments sold, but not yet purchased, including contractual commitments arising pursuant to futures, forward and option contracts, interest rate swaps and other derivative contracts, are recorded at fair value with the resulting net unrealized gains and losses reflected in principal transactions.

Fair value is generally based on quoted market prices. If quoted market prices are not available, or if liquidating the Company's position is reasonably expected to impact market prices, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing models. Valuation pricing models consider time value, yield curve and volatility factors, prepayment speeds, default rates, loss severity, current market and contractual prices for the underlying financial instruments, as well as other relevant economic measurements.

Equity securities acquired as a result of leveraged acquisition transactions are reflected in the consolidated financial statements at their initial cost until such time as significant transactions or developments indicate that a change in the carrying value of the securities is appropriate. Generally, the carrying values of these securities will be increased only in those instances where market values are readily ascertainable by reference to substantial transactions occurring in the marketplace or quoted market prices. Reductions to the carrying value of these securities are made in the event that the Company's estimate of net realizable value has declined below the carrying value.

Securities Transactions

Customer securities transactions are recorded on a settlement date basis, which is generally three business days after trade date, while the related commission revenues and expenses are recorded on a trade date basis. Receivables from and payables to customers include amounts related to settled cash and margin transactions.

Collateralized Securities Transactions

Transactions involving purchases of securities under agreements to resell ("reverse repurchase agreements") or sales of securities under agreements to repurchase ("repurchase agreements") are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. Resulting interest and expense is generally included in principal transactions revenues. Reverse repurchase agreements and repurchase agreements are presented on a net-by-counterparty basis, where permitted by generally accepted accounting principles. It is the Company's general policy to take possession of securities with a market value in excess of the principal amount loaned plus the accrued interest thereon, in order to collateralize reverse repurchase agreements. Similarly, the Company is generally required to provide securities to counterparties in order to collateralize repurchase agreements. The Company's agreements with counterparties generally contain contractual provisions allowing for additional collateral to be obtained, or excess collateral returned, when necessary. It is the Company's policy to value collateral daily and to obtain additional collateral, or to retrieve excess collateral from counterparties, when deemed appropriate.

Securities borrowed and securities loaned are recorded based upon the amount of cash collateral advanced or received. Securities borrowed transactions facilitate the settlement process and require the Company to deposit cash, letters of credit or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral. The amount of collateral required to be deposited for securities borrowed, or received for securities loaned, is an amount generally in excess of the market value of the applicable securities borrowed or loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained, or excess collateral retrieved, when deemed appropriate.

Fixed Assets

Depreciation of property and equipment is provided by the Company on a straight-line basis over the estimated useful life of the asset. Amortization of leasehold improvements is provided on a straight-line basis over the lesser of the estimated useful life of the asset or the remaining life of the lease.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at rates of exchange prevailing on the date of the Consolidated Statements of Financial Condition, while income statement items are translated at daily average rates of exchange for the fiscal year. Gains or losses resulting from foreign currency transactions are included in net income.

Income Taxes

The Company and certain of its subsidiaries file a consolidated Federal income tax return. The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred income taxes are provided based upon the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. In addition, deferred income taxes are determined using the enacted tax rates and laws which are expected to be in effect when the related temporary differences are expected to be reversed.

Earnings Per Share

Earnings per share ("EPS") is computed in accordance with SFAS No. 128, "Earnings Per Share." Basic EPS is computed by dividing net income applicable to common shares, adjusted for costs related to the Capital Accumulation Plan for Senior Managing Directors, as amended (the "CAP Plan"), by the weighted average number of common shares outstanding. Common shares outstanding includes vested units issued under certain employee stock compensation plans which are assumed to be distributed as shares of common stock. Diluted EPS includes the determinants of Basic EPS and, in addition, gives effect to dilutive potential common shares related to employee stock compensation plans.

Statement of Cash Flows

For purposes of the Consolidated Statements of Cash Flows, the Company has defined cash equivalents as liquid investments not held for sale in the ordinary course of business with original maturities of three months or less. Cash payments for interest approximated interest expense for the fiscal years ended November 30, 2001 and 2000, five months ended November 26, 1999, and the fiscal year ended June 30, 1999. Income taxes paid totaled $55.0 million, $985.0 million, $57.8 million and $223.2 million for the fiscal years ended November 30, 2001 and 2000, five months ended November 26, 1999 and the fiscal year ended June 30, 1999, respectively.

Stock-Based Compensation

SFAS No. 123, "Accounting for Stock-Based Compensation" encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has elected to account for its stock-based compensation plans using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), as permitted by SFAS No. 123. Under the provisions of APB No. 25, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's common stock at the date of grant over the amount an employee must pay to acquire the stock. Accordingly, no compensation expense has been recognized for stock option awards because the exercise price is equal to the fair market value of the Company's common stock on the grant dates. Compensation expense related to restricted stock units is recognized over the applicable service period.

Investment Banking and Advisory Services

Underwriting revenues and fees for merger and acquisition advisory services are accrued when services for the transaction are substantially completed. Transaction-related expenses are recognized to match revenue recognition.

Derivative Instruments and Hedging Activities

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," establishes accounting and reporting standards for stand-alone derivative instruments, derivatives embedded within other contracts or securities and for hedging activities. It requires that all derivatives, whether stand-alone or embedded within other contracts or securities (except in narrowly defined circumstances), be carried on the Company's balance sheet at their then fair value, with such changes in fair value recorded in current earnings. It also requires hedged items not carried at fair value to be marked (to the extent of the profit or loss on the derivative) for the risk being hedged, with such changes in the fair value recorded in current earnings.

Transfers and Servicing of Financial Assets and Extinguishments of Liabilities

In September 2000, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a Replacement of FASB Statement No. 125," which revises the standards for accounting for securitizations and other transfers of financial assets and collateral. The provisions of SFAS No. 140 carry over most of the guidance outlined in SFAS No. 125 and further establish accounting and reporting standards with a financial-components approach that focuses on control. Under this approach, financial assets or liabilities are recognized when control is established and derecognized when control has been surrendered or the liability has been extinguished. In addition, specific implementation guidelines have been established to further distinguish transfers of financial assets that are sales from transfers that are secured borrowings. SFAS No. 140 is effective prospectively for transfers occurring after March 31, 2001 and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The Company adopted the provisions of SFAS No. 140 as required in fiscal 2001 with no material impact on the consolidated financial statements.

Accounting Changes and Developments

In June 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 eliminates the pooling method of accounting for business combinations and requires that the purchase method of accounting be used for all business combinations. SFAS No. 141 also specifies the criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. It was effective for transactions occurring after June 30, 2001 and did not have a material impact on the financial position or results of operations of the Company.

SFAS No. 142 eliminates the amortization of goodwill and requires goodwill to be periodically tested for impairment. It is effective for fiscal years beginning after December 15, 2001, but early adoption is permitted. The Company early adopted SFAS No. 142 on December 1, 2001 with no material impact.

2 FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires the Company to report the fair value of financial instruments, as defined. Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts which approximate fair value.

Assets which are recorded at contracted amounts approximating fair value consist largely of short-term secured receivables, and include reverse repurchase agreements, securities borrowed and certain other receivables. Similarly, the Company's short-term liabilities such as bank loans, commercial paper, medium-term notes, repurchase agreements, securities loaned and certain other payables are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates and short-term maturities, in many cases overnight, and accordingly, their fair values are not materially affected by changes in interest rates.

The estimated fair value of the Company's long-term borrowings, based upon market rates of interest and current foreign exchange rates available to the Company at November 30, 2001 for debt obligations of similar maturity, approximate carrying value. The Company hedges the economic risks associated with its long- and short-term debt. The Company generally enters into interest rate swaps and other transactions designed to either convert its fixed-rate debt into floating-rate debt or otherwise hedge its exposure to interest rate movements.

3 FINANCIAL INSTRUMENTS

Financial instruments owned and financial instruments sold, but not yet purchased, consisting of the Company's proprietary trading and investment accounts, at fair value, were as follows:

in thousands	NOVEMBER 30, 2001	NOVEMBER 30, 2000
FINANCIAL INSTRUMENTS OWNED:		
US government and agency	$ 7,182,008	$ 9,180,638
Other sovereign governments	1,337,042	3,189,783
Corporate equity and convertible debt	6,977,353	8,663,306
Corporate debt	7,862,890	5,511,779
Derivative financial instruments	7,275,789	4,797,087
Mortgages and other mortgage-backed securities	16,051,753	11,304,982
Other	1,224,416	577,759
	$47,911,251	$43,225,334
FINANCIAL INSTRUMENTS SOLD, BUT NOT YET PURCHASED:		
US government and agency	$12,621,747	$ 4,121,060
Other sovereign governments	1,327,125	3,556,830
Corporate equity	3,279,875	5,222,967
Corporate debt	2,507,245	2,264,953
Derivative financial instruments	5,013,048	3,839,966
	$24,749,040	$19,005,776

As of November 30, 2001, all Company-owned securities pledged to counterparties where the counterparty has the right, by contract or custom, to rehypothecate the financial instruments are classified as financial instruments, pledged as collateral as required by SFAS No. 140, which does not require the restatement of prior years presented for comparison. As of November 30, 2000, such balances are included as financial instruments owned.

Financial instruments sold, but not yet purchased, represent obligations of the Company to deliver the specified financial instrument at the contracted price, and thereby, create a liability to purchase the financial instrument in the market at the then-prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to purchase such securities may exceed the amount recognized in the Consolidated Statements of Financial Condition.

4 SHORT-TERM BORROWINGS

The Company obtains short-term borrowings on an unsecured basis through the issuance of commercial paper, medium-term notes ("MTNs") and bank loans. The interest rates on such short-term borrowings reflect market rates of interest at the time of the transactions.

Borrowings made under the Company's commercial paper programs were $5.5 billion and $5.7 billion at November 30, 2001 and November 30, 2000, respectively. During the fiscal years ended November 30, 2001 and 2000, five months ended November 26, 1999 and the fiscal year ended June 30, 1999, the weighted average interest rates on such borrowings were 4.55%, 6.34%, 5.50% and 5.22%, respectively. The weighted average rates on commercial paper outstanding at November 30, 2001 and November 30, 2000 were 2.28% and 6.39%, respectively.

At November 30, 2001 and November 30, 2000, the Company had outstanding $3.2 billion and $7.1 billion, respectively, in principal amount of short-term MTNs. The MTNs generally bear interest at variable rates based upon the London Interbank Offered Rate ("LIBOR"). During the fiscal years ended November 30, 2001 and 2000, five months ended November 26, 1999 and the fiscal year ended June 30, 1999, the weighted average interest rates on the MTNs were 4.85%, 6.63%, 5.62% and 5.55%, respectively. The weighted average rates on MTNs outstanding at November 30, 2001 and November 30, 2000 were 2.57% and 6.72%, respectively.

Short-term borrowings at November 30, 2001 and November 30, 2000 included $5.0 billion and $4.6 billion of bank loans and other borrowings, respectively. During the fiscal years ended November 30, 2001 and 2000, five months ended November 26, 1999 and the fiscal year ended June 30, 1999, the weighted average interest rates on such bank loans were 3.60%, 5.86%, 5.63% and 5.24%, respectively. The weighted average rates on bank loans outstanding at November 30, 2001 and November 30, 2000 were 2.54% and 6.23%, respectively.

5 LONG-TERM BORROWINGS

Long-term borrowings (which have original maturities of at least 12 months) consisted of the following:

in thousands	NOVEMBER 30, 2001	NOVEMBER 30, 2000
Floating-Rate Notes due 2002 to 2007	$ 3,413,478	$ 4,409,321
Fixed-Rate Notes due 2002 to 2009; interest rates ranging from 6⅛% to 8¾%	8,151,168	7,901,220
Medium-Term Notes and other borrowings	11,864,408	7,785,347
Total long-term borrowings	$23,429,054	$20,095,888

The Floating-Rate Notes are unsecured and bear interest at rates primarily related to LIBOR. For those Floating-Rate Notes which are not based upon LIBOR, the Company has entered into interest rate swaps and certain other transactions in order to convert them into floating rates based upon LIBOR. During the fiscal years ended November 30, 2001 and 2000, five months ended November 26, 1999 and the fiscal year ended June 30, 1999, the weighted average effective interest rates on the Floating-Rate Notes were 5.24%, 6.90%, 5.73% and 5.92%, respectively. The weighted average effective interest rates on the Floating-Rate Notes outstanding at November 30, 2001 and November 30, 2000 were 2.99% and 7.09%, respectively.

The Company has entered into interest rate swaps and certain other transactions in order to convert its Fixed-Rate Notes into floating rates based upon LIBOR. The weighted average effective interest rates on the Company's Fixed-Rate Notes, after giving effect to the swaps, during the fiscal years ended November 30, 2001 and 2000, five months ended November 26, 1999 and the fiscal year ended June 30, 1999, were 5.29%, 6.94%, 5.86% and 5.79%, respectively. The weighted average effective interest rates on the Company's Fixed-Rate Notes outstanding at November 30, 2001 and November 30, 2000 were 3.05% and 7.15%, respectively.

At November 30, 2001, the Company's MTNs have initial maturities ranging from 12 months to 35 years from the date of issue and bear interest at either a fixed rate or a variable rate primarily based upon LIBOR. The Company has entered into interest rate swaps and certain other transactions in order to convert substantially all of its fixed-rate MTNs into floating rates based on LIBOR. During the fiscal years ended November 30, 2001 and 2000, five months ended November 26, 1999 and the fiscal year ended June 30, 1999, the weighted average interest rates on the MTNs, after giving effect to the swaps, were 4.91%, 6.63%, 5.64% and 5.44%, respectively. The weighted average interest rates on the Company's MTNs at November 30, 2001 and November 30, 2000 were 2.79% and 6.88%, respectively.

Long-term borrowings at November 30, 2001 mature as follows:

in thousands

FISCAL YEAR	AMOUNT
2002	$ 3,762,850
2003	4,748,046
2004	3,598,536
2005	3,527,751
2006	2,276,538
Thereafter	5,515,333
Total	$23,429,054

Amounts include fair value adjustment in accordance with SFAS No. 133.

Instruments governing certain indebtedness of the Company contain various financial covenants, including maintenance of minimum levels of stockholders' equity of the Company and Bear Stearns. At November 30, 2001, the Company and Bear Stearns were in compliance with all financial covenants contained in these various debt agreements.

6 INCOME TAXES

The provision (benefit) for income taxes consisted of the following:

in thousands	FISCAL YEAR ENDED NOVEMBER 30, 2001	FISCAL YEAR ENDED NOVEMBER 30, 2000	FIVE MONTHS ENDED NOVEMBER 26, 1999	FISCAL YEAR ENDED JUNE 30, 1999
CURRENT:				
Federal	$ 400,343	$ 402,410	$174,457	$ 362,046
State and local	108,191	137,841	73,861	172,908
Foreign	33,861	121,782	10,669	47,252
Total current	542,395	662,033	258,987	582,206
DEFERRED:				
Federal	(166,718)	(185,477)	(68,582)	(133,569)
State and local	(67,752)	(78,216)	(22,627)	(57,577)
Foreign	1,554	—	—	—
Total deferred	(232,916)	(263,693)	(91,209)	(191,146)
Total provision for income taxes	$ 309,479	$ 398,340	$167,778	$ 391,060

Significant components of the Company's deferred tax assets (liabilities) were as follows:

in thousands	NOVEMBER 30, 2001	NOVEMBER 30, 2000
DEFERRED TAX ASSETS:		
Deferred compensation	$ 852,637	$706,905
Liability reserves	177,733	167,284
Valuation reserves	9,125	9,250
Depreciation/amortization	30,873	—
Unrealized loss	42,309	30,089
Partnerships	94,519	47,887
Other	12,596	32,674
Total deferred tax assets	1,219,792	994,089
DEFERRED TAX LIABILITIES:		
Unrealized appreciation	(48,488)	(45,491)
Depreciation	—	(139)
Other	(4,519)	(5,750)
Total deferred tax liabilities	(53,007)	(51,380)
Net deferred tax assets	$1,166,785	$942,709

No valuation allowance has been established against deferred tax assets since it is more likely than not that the deferred tax assets will be realized.

A reconciliation of the statutory federal income tax rates and the Company's effective tax rates were as follows:

	FISCAL YEAR ENDED NOVEMBER 30, 2001	FISCAL YEAR ENDED NOVEMBER 30, 2000	FIVE MONTHS ENDED NOVEMBER 26, 1999	FISCAL YEAR ENDED JUNE 30, 1999
Statutory rate	35.0%	35.0%	35.0%	35.0%
State and local income taxes, net of federal benefit	2.8	3.3	7.7	7.0
Dividend exclusion	(1.1)	(0.9)	(1.5)	(1.9)
Domestic tax credits	(3.2)	(2.6)	(3.4)	(3.4)
Other, net	(0.4)	(0.8)	(0.8)	0.1
Effective tax rate	33.1%	34.0%	37.0%	36.8%

Not included in the reconciliation table above is the impact of approximately $143.4 million, $73.0 million, $2.4 million and $91.3 million of income tax benefits attributable to the distribution of common stock under the CAP Plan and other deferred compensation plans, credited directly to paid-in capital, for fiscal 2001 and 2000, the five months ended November 26, 1999 and fiscal 1999, respectively.

7 REGULATORY REQUIREMENTS

Bear Stearns and BSSC are registered broker-dealers and, accordingly, are subject to Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Net Capital Rule") and the capital rules of the New York Stock Exchange, Inc. ("NYSE"), the Commodity Futures Trading Commission ("CFTC") and other principal exchanges of which Bear Stearns and BSSC are members. Included in the computation of net capital of Bear Stearns is $815.1 million which is net capital of BSSC in excess of 6% of aggregate debit items arising from customer transactions, as defined. At November 30, 2001, Bear Stearns' net capital, as defined, of $2.06 billion exceeded the minimum requirement by $1.99 billion.

BSIL and Bear Stearns International Trading Limited ("BSIT"), London-based broker-dealer subsidiaries, are subject to regulatory capital requirements of the Financial Services Authority.

BSB, an Ireland-based bank principally involved in the trading and sales of fixed income, credit and equity derivative products, is registered in Ireland and is subject to the regulatory capital requirements of the Central Bank of Ireland.

At November 30, 2001, Bear Stearns, BSSC, BSIL, BSIT and BSB were in compliance with their respective regulatory capital requirements.

The regulatory rules referred to above, and certain covenants contained in various instruments governing indebtedness of the Company, Bear Stearns and other regulated subsidiaries, may restrict the Company's ability to withdraw capital from its regulated subsidiaries, which in turn could limit the Company's ability to pay dividends. At November 30, 2001, approximately $3.4 billion of net assets of Bear Stearns, BSSC, BSIL, BSIT and BSB were restricted as to the payment of cash dividends and advances to the Company.

8 PREFERRED STOCK

Preferred Stock Issued by The Bear Stearns Companies Inc.

The Company issued 3.0 million shares of Adjustable Rate Cumulative Preferred Stock, Series A (the "Preferred Stock"). The Preferred Stock has a liquidation preference of $50 per share and is entitled to dividends, on a cumulative basis, at a rate equal to 135 basis points below the highest of the Treasury Bill Rate, the Ten Year Constant Maturity Rate and the Thirty Year Constant Maturity Rate, as defined; however, the dividend rate for any dividend period may not be less than 5.50% per annum, nor greater than 11.00% per annum. The Company may redeem the Preferred Stock, either in whole or in part, at a redemption price of $50 per share plus accumulated and unpaid dividends. The weighted average dividend rate on the Preferred Stock was 5.50% during the fiscal year ended November 30, 2001. The Company did not repurchase any shares during the fiscal year ended November 30, 2001. At November 30, 2001, the Company held 2,520,750 shares of Preferred Stock in treasury.

The Company has outstanding 5.0 million depositary shares representing 1.25 million shares of Cumulative Preferred Stock, Series E ("Series E Preferred Stock"), having an aggregate liquidation preference of $250.0 million. Each depositary share represents a one-fourth interest in a share of Series E Preferred Stock. Dividends on the Series E Preferred Stock are payable at an annual rate of 6.15%. Series E Preferred Stock is redeemable at the option of the Company at any time on or after January 15, 2008, in whole or in part, at a redemption price of $200 per share (equivalent to $50 per depositary share), plus accrued but unpaid dividends to the redemption date.

The Company has outstanding 4.0 million depositary shares representing 1.0 million shares of Cumulative Preferred Stock, Series F ("Series F Preferred Stock"), having an aggregate liquidation preference of $200.0 million. Each depositary share represents a one-fourth interest in a share of Series F Preferred Stock. Dividends on the Series F Preferred Stock are payable at an annual rate of 5.72%. Series F Preferred Stock is redeemable at the option of the Company at any time on or after April 15, 2008, in whole or in part, at a redemption price of $200 per share (equivalent to $50 per depositary share), plus accrued but unpaid dividends to the redemption date.

The Company has outstanding 4.0 million depositary shares representing 1.0 million shares of Cumulative Preferred Stock, Series G ("Series G Preferred Stock"), having an aggregate liquidation preference of $200.0 million. Each depositary share represents a one-fourth interest in a share of Series G Preferred Stock. Dividends on the Series G Preferred Stock are payable at an annual rate of 5.49%. Series G Preferred Stock is redeemable at the option of the Company at any time on or after July 15, 2008, in whole or in part, at a redemption price of $200 per share (equivalent to $50 per depositary share), plus accrued but unpaid dividends to the redemption date.

Preferred Stock Issued by Subsidiaries

Bear Stearns Capital Trust I (the "Trust"), a wholly owned subsidiary of the Company, had outstanding $200.0 million of Guaranteed Preferred Beneficial Interests in Company Subordinated Debt Securities (the "Capital Securities"). The Capital Securities are fixed-/adjustable-rate capital securities, which have a liquidation value of $1,000 per capital security. Holders of the Capital Securities were entitled to receive semi-annual preferential cumulative cash distributions at an annual rate of 7.00% through January 2002. Thereafter, the distributions were at a variable rate based on the three-month LIBOR plus a margin of 1.75%. The proceeds of the issuance of the Capital Securities were used to purchase fixed-/adjustable-rate junior subordinated deferrable interest debentures (the "Subordinated Debentures") issued by the Company. The Subordinated Debentures are the sole assets of the Trust. The Subordinated Debentures had a maturity date of January 15, 2027. The interest rate on the Subordinated Debentures is the same as the rate on the Capital Securities. The Company's guarantee of the Capital Securities, considered together with the other obligations of the Company with respect to Capital Securities, constitutes a full and unconditional guarantee by the Company of the Trust's obligation under the Capital Securities issued by the Trust. On January 15, 2002, the Company prepaid all of the outstanding Subordinated Debentures, resulting in the corresponding redemption of $200,000,000 aggregate principal amount of Capital Securities plus accrued distributions.

Bear Stearns Capital Trust II ("Capital Trust II"), a wholly owned subsidiary of the Company, has outstanding $300.0 million of Guaranteed Preferred Beneficial Interests in Company Subordinated Debt Securities (the "Preferred Securities"). The Preferred Securities are fixed-rate securities, which have a liquidation value of $25 per security. Holders of the Preferred Securities are entitled to receive quarterly preferential cash distributions at an annual rate of 7.5% through December 15, 2028. The proceeds of the issuance of the Preferred Securities were used to purchase junior subordinated deferrable interest debentures (the "Debentures") issued by the Company. The Debentures have terms that correspond to the terms of the Preferred Securities and are the sole assets of Capital Trust II. The Preferred Securities will mature on December 15, 2028. The Company, at its option, may redeem the Preferred Securities at their principal amount plus accrued distributions beginning December 15, 2003. The Company's guarantee of the Preferred Securities, considered together with other obligations of the Company with respect to the Preferred Securities, constitute a full and unconditional guarantee by the Company of Capital Trust II's obligation under the Preferred Securities issued by Capital Trust II.

On May 3, 2001 Bear Stearns Capital Trust III ("Capital Trust III"), a wholly owned subsidiary of the Company, issued $262.5 million (10,500,000 shares) of Guaranteed Preferred Beneficial Interests in Company Subordinated Debt Securities (the "Preferred Securities"). The Preferred Securities are fixed-rate securities, which have a liquidation value of $25 per security. Holders of the Preferred Securities are entitled to receive quarterly preferential cash distributions at an annual rate of 7.8% through May 15, 2031. The proceeds of the issuance of the Preferred Securities were used to acquire junior subordinated deferrable interest debentures (the "Debentures") issued by the Company. The Debentures have terms that correspond to the terms of the Preferred Securities and are the sole assets of Capital Trust III. The Preferred Securities will mature on May 15, 2031. The Company, at its option, may redeem the Preferred Securities at their principal amount plus accrued distributions beginning May 15, 2006. The Company's guarantee of the Preferred Securities, considered together with other obligations of the Company with respect to the Preferred Securities, constitute a full and unconditional guarantee by the Company of Capital Trust III's obligation under the Preferred Securities issued by Capital Trust III.

9 EARNINGS PER SHARE

The computations of Basic and Diluted EPS are set forth below:

in thousands, except per share amounts	FISCAL YEAR ENDED NOVEMBER 30, 2001	FISCAL YEAR ENDED NOVEMBER 30, 2000	FIVE MONTHS ENDED NOVEMBER 26, 1999	FISCAL YEAR ENDED JUNE 30, 1999
Net income	$618,692	$773,183	$285,814	$673,048
Preferred stock dividends	(39,113)	(39,113)	(16,297)	(39,430)
Income adjustment (net of tax) applicable to deferred compensation arrangements	69,994	79,484	25,839	71,728
Net earnings available to common stockholders	$649,573	$813,554	$295,356	$705,346
Total basic weighted average common shares outstanding [1]	142,643	151,437	165,584	165,483
Effect of dilutive securities:				
Employee stock options	917	372		
CAP and restricted units	8,657	225		
Dilutive potential common shares	9,574	597	—	—
Weighted average number of common shares outstanding and dilutive potential common shares	152,217	152,034	165,584	165,483
Basic EPS	$ 4.49[2]	$ 5.37	$ 1.78	$ 4.26
Diluted EPS	$ 4.27[2]	$ 5.35	$ 1.78	$ 4.26

[1] Includes vested units issued under certain employee stock compensation plans which are assumed to be distributed as shares of common stock.
[2] Net of a $.04 per share loss due to the cumulative effect of a change in accounting principle.

10 EMPLOYEE BENEFIT PLANS

The Company has a qualified non-contributory profit sharing plan covering substantially all employees. Contributions are made at the discretion of management in amounts that relate to the Company's level of income before provision for income taxes. The Company's expense related to the profit sharing plan for the fiscal years ended November 30, 2001 and 2000, five months ended November 26, 1999 and fiscal year ended June 30, 1999 was $13.5 million, $18.9 million, $7.5 million and $14.2 million, respectively.

The Company maintains a non-qualified defined contribution retirement plan covering substantially all account executives. The plan provides for retirement benefits to be paid based upon a percentage of each participant's compensation and the performance of certain participant-selected investment options for benefits accrued. No firm contribution was made for the fiscal year ended November 30, 2001 as such plan benefits have now been replaced by the Restricted Stock Unit Plan discussed in Note 11 of Notes to Consolidated Financial Statements. The Company's expense related to the defined contribution retirement plan for the fiscal year ended November 30, 2000, five months ended November 26, 1999 and fiscal year ended June 30, 1999 was $11.9 million, $1.5 million and $9.9 million, respectively.

The Company maintains a $40 million employee stock ownership plan (the "ESOP") covering most full-time employees. Pursuant to the terms of a Brokerage and Loan Agreement, the Company advanced funds to the ESOP trust to acquire shares of common stock in open market transactions. As of December 1998, advances made under the ESOP note have been fully repaid.

11 EMPLOYEE STOCK COMPENSATION PLANS

The Company has various employee stock compensation plans designed to increase the emphasis on stock-based incentive compensation and align the compensation of our key employees with the long-term interests of our stockholders. These plans are summarized below.

Capital Accumulation Plan

Pursuant to the CAP Plan, participants receive a portion of their total annual compensation in the form of CAP units. Beginning with fiscal 2001, the number of CAP units credited is a function of the dollar amount awarded to each participant and the closing fair market value of the Company's common stock on the date of the award. Such CAP units generally must be deferred for a minimum of five years from the date of the award. The CAP units awarded under the CAP Plan since June 30, 1999 are generally subject to vesting.

Each CAP unit gives the participant an unsecured right to receive, on an annual basis, an amount equal to the Company's pre-tax income or loss per share, as defined by the CAP Plan, less the value of certain changes in the Company's book value per common share during such fiscal year resulting from increases or decreases in the Company's consolidated retained earnings (the "earnings adjustment"). The earnings adjustment will be credited to each participant's deferred compensation account in the form of additional CAP units, subject to certain limitations, based on the number of CAP units in such account at the end of each fiscal year. The number of CAP units credited is a function of the amount awarded to each participant and the average per share cost of common stock acquired by the Company. Upon completion of the deferral period, participants are entitled to receive shares of common stock equal to the number of CAP units then credited to their respective deferred compensation accounts.

During the fiscal years ended November 30, 2001 and 2000, five months ended November 26, 1999 and fiscal year ended June 30, 1999, participants' deferred compensation was approximately \$167.8 million, \$307.8 million, \$91.0 million and \$278.8, respectively. During the fiscal years ended November 30, 2001 and 2000, five months ended November 26, 1999 and fiscal year ended June 30, 1999, the Company recognized expense of approximately \$123.0 million, \$140.0 million, \$45.8 million and \$121.1 million, respectively, attributable to CAP units or cash credited to participants' deferred compensation accounts with respect to the earnings adjustment. The aggregate number of shares of common stock distributable pursuant to the Company's obligation for CAP units at November 30, 2001 and 2000, November 26, 1999 and June 30, 1999 was 42,675,706, 49,057,657, 42,261,696 and 39,623,347, respectively. Compensation deferred pursuant to the CAP Plan is credited to participants' deferred compensation accounts in the form of CAP units and included in stockholders' equity.

Restricted Stock Unit Plan

The Restricted Stock Unit Plan ("RSU Plan") provides for the deferral of a portion of certain key employees' compensation with allocations made to participants' deferred compensation accounts in the form of restricted stock units. Under the RSU Plan, restricted stock units granted to employees have various vesting provisions and generally convert to common stock within four years. Such units are restricted from sale, transfer or assignment until the end of the restricted period. Holders of restricted stock units generally may forfeit ownership of a portion of their award if employment is terminated before the end of the restriction period. Holders of restricted stock units are entitled to receive a dividend in the form of additional restricted stock units, based upon dividends declared on the Company's common stock.

Restricted stock units granted and outstanding as of November 30, 2001 and November 30, 2000 totaled 8,069,095 and 6,402,562, respectively. The Company measures compensation cost for restricted stock units based upon the fair market value of its common stock at the award date. A portion related to current service is expensed in the year of the award and that portion relating to future service is amortized over the vesting period. Amounts awarded and deferred pursuant to the RSU Plan and the unamortized portion of these amounts are shown as separate components of stockholders' equity. During the fiscal years ended November 30, 2001 and 2000, the Company recognized compensation expense of \$137.1 million and \$92.3 million, respectively, related to these awards.

The following is a summary of CAP units and restricted stock units ("RSUs") outstanding:

	CAP UNITS	RSUs
Balance, June 30, 1998	34,489,310	—
Granted[1]	12,080,772	—
5% stock dividend adjustment	1,676,701	—
Forfeited	—	—
Distributed	(8,623,436)	—
Balance, June 30, 1999	39,623,347	—
Granted[1]	1,658,265	—
5% stock dividend adjustment	2,012,466	—
Forfeited	—	—
Distributed	(1,032,382)	—
Balance, November 26, 1999	42,261,696	—
Granted[1]	14,287,046	6,402,562
Forfeited	—	—
Distributed	(7,491,085)	—
Balance, November 30, 2000	49,057,657	6,402,562
Granted[1]	5,280,746	2,684,220
Forfeited	(999,238)	(952,404)
Distributed	(10,663,459)	(65,283)
Balance, November 30, 2001	**42,675,706**	**8,069,095**

[1] Average market price for shares granted were \$55.27, \$43.86, \$44.09 and \$41.11 for fiscal 2001, fiscal 2000, the five-month period ended November 26, 1999 and fiscal 1999, respectively.

Stock Award Plan

Pursuant to the Stock Award Plan, certain key employees may be offered the opportunity to acquire common stock through the grant of options. Stock options generally vest three years after the date of grant and have a ten-year expiration.

Activity with respect to stock options relating to fiscal 2001, fiscal 2000 and the five months ended November 26, 1999 is set forth below:

	FISCAL YEAR ENDED NOVEMBER 30, 2001		FISCAL YEAR ENDED NOVEMBER 30, 2000		FIVE MONTHS ENDED NOVEMBER 26, 1999	
	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Beginning balance	12,800,450	$46.76	3,886,334	$38.75	—	—
Granted	6,038,092	$56.81	9,211,831	$49.88	3,886,334	$38.75
Exercised	(5,809)	$49.63	—	—	—	—
Forfeited	(1,358,311)	$46.73	(297,715)	$38.75	—	—
Ending balance	17,474,422[1]	$50.23	12,800,450	$46.76	3,886,334	$38.75

[1] 308,613 options were exercisable at November 30, 2001 with a weighted average exercise price of $47.53. There were no options exercisable at November 30, 2000 and November 26, 1999.

Information relating to the Company's stock options as of November 30, 2001 is presented in the following table:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICES	NUMBER OUTSTANDING	WEIGHTED AVERAGE EXERCISE PRICE	AVERAGE REMAINING CONTRACTUAL LIFE (YEARS)	NUMBER EXERCISABLE	WEIGHTED AVERAGE EXERCISE PRICE
$38.75 – $45.99	3,249,879	$38.77	8.2	59,500	$38.75
$46.00 – $54.99	7,921,601	$49.65	9.0	249,113	$49.63
$55.00 – $64.99	6,302,942	$56.86	9.9	—	—
Total	17,474,422	$50.23	9.2	308,613	$47.53

Pro Forma Effect of SFAS No. 123

The Company has elected to account for its stock-based compensation plans using the intrinsic value method prescribed by APB No. 25, as permitted by SFAS No. 123. Under the provisions of APB No. 25, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's common stock at the date of grant over the amount an employee must pay to acquire the stock. Accordingly, no compensation expense has been recognized for stock option awards because the exercise price was at the fair market value of the Company's common stock on the grant date.

SFAS No. 123 requires companies which have elected to continue to account for stock-based compensation plans using the intrinsic value method to provide pro forma disclosures of net income and earnings per share in the Notes to Consolidated Financial Statements as if the fair value of stock-based compensation had been recorded. Fair value was estimated at grant date based on a modified Black-Scholes option-pricing model. The weighted average fair value of options granted related to the fiscal years ended November 30, 2001, November 30, 2000 and the five months ended November 26, 1999 were $19.29, $14.18 and $11.07 per option, respectively. These amounts reflect adjustments for vesting requirements and potential maturity shortening.

The following table highlights the assumptions used for fiscal 2001, fiscal 2000 and the five months ended November 26, 1999:

	FISCAL YEAR ENDED NOVEMBER 30, 2001	FISCAL YEAR ENDED NOVEMBER 30, 2000	FIVE MONTHS ENDED NOVEMBER 26, 1999
Risk-free interest rate	5.20%	6.40%	7.10%
Option life	10 years	10 years	10 years
Stock price volatility	33%	37%	33%
Dividend yield	1.00%	1.45%	1.45%

If the Company had elected to account for its stock-based compensation plans using the fair value method prescribed by SFAS No. 123, pro forma net income for fiscal 2001 and 2000 would have been $584.9 million and $765.7 million, respectively, compared to reported net income of $618.7 million and $773.2 million for fiscal 2001 and 2000, respectively. Pro forma basic earnings per share would have been $4.25 and $5.32 for fiscal 2001 and 2000, respectively, compared to reported basic earnings per share of $4.49 and $5.37 for fiscal 2001 and 2000, respectively. Pro forma diluted earnings per share would have been $4.05 and $5.30 for fiscal 2001 and 2000, respectively, compared to reported diluted earnings per share of $4.27 and $5.35 for fiscal 2001 and 2000, respectively. There was no pro forma impact to net income or earnings per share for the five months ended November 26, 1999.

12 DERIVATIVES AND HEDGING ACTIVITIES

The Company, in its capacity as a dealer in over-the-counter derivative financial instruments and in connection with its proprietary market-making and trading activities, enters into transactions in a variety of cash and derivative financial instruments in order to manage its exposure to market risk, which includes interest rate, exchange rate, equity price and commodity price risk. A derivative is defined as a financial contract whose value is based on underlying reference interest rates, currencies, commodities, market indices or securities. This includes futures, forward, swap or option contracts, as well as caps, floors and collars. Generally, these financial instruments represent future commitments to exchange interest payment streams or currencies or to purchase or to sell other securities at specific terms at specified future dates. Option contracts provide the holder with the right, but not the obligation, to purchase or sell a financial instrument at a specified price on or before an established date. These financial instruments may result in market and/or credit risk in excess of amounts recorded in the Consolidated Statements of Financial Condition.

Market Risk

Derivative financial instruments involve varying degrees of off-balance-sheet market risk whereby changes in the level or volatility of interest rates, foreign currency exchange rates or market values of the underlying financial instruments may result in changes in the value of the financial instrument in excess of the amounts currently reflected in the Consolidated Statements of Financial Condition. The Company's exposure to market risk is influenced by a number of factors, including the relationships among derivative financial instruments and between derivative financial instruments and the Company's proprietary securities, futures and derivatives inventories as well as the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to control its exposure to market risk arising from the use of these financial instruments through the use of hedging strategies and various statistical monitoring techniques.

Credit Risk

Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure, at any point in time, to credit risk associated with counterparty nonperformance is generally limited to the net replacement cost of over-the-counter contracts, reported as financial instruments owned, at fair value in the Company's Consolidated Statements of Financial Condition on a net-by-counterparty basis. Exchange traded financial instruments, such as futures and options, generally do not give rise to significant counterparty exposure due to the margin requirements of the individual exchanges. Options written generally do not give rise to counterparty credit risk since they obligate the Company (not its counterparty) to perform.

The Company has controls in place to monitor credit exposures by assessing the future creditworthiness of counterparties and limiting transactions with specific counterparties. The Company also seeks to control credit risk by following an established credit approval process, monitoring credit limits and requiring collateral where appropriate.

The following table summarizes the counterparty credit quality of the Company's exposure with respect to over-the-counter derivatives (including foreign exchange and forward-settling mortgage transactions) as of November 30, 2001:

Derivative Credit Exposure[1]

RATING[2]	EXPOSURE	COLLATERAL[3]	EXPOSURE, NET OF COLLATERAL[4]	PERCENTAGE OF EXPOSURE, NET OF COLLATERAL
$ in millions				
AAA	$1,539	$660	$ 907	31%
AA	1,421	307	1,157	40%
A	975	340	701	24%
BBB	231	230	74	3%
BB and lower	215	680	54	2%
Non-rated	7	7	1	0%

[1] Excluded are covered transactions that are structured to ensure that the market values of collateral will at all times equal or exceed the related exposures. The net exposure for these transactions will under all circumstances be zero.

[2] Internal counterparty credit ratings as assigned by the Company's Credit Department, converted to rating agency equivalents.

[3] For lower-rated counterparties, the Company generally receives collateral in excess of the current market value of derivatives contracts.

[4] In calculating exposure net of collateral, collateral amounts are limited to the amount of current exposure for each counterparty. Excess collateral is not applied to reduce exposure because such excess in one counterparty portfolio cannot be applied to deficient collateral in a different counterparty portfolio.

Concentration Risk

The Company is subject to concentration risk by holding large positions or committing to hold large positions in certain types of securities, securities of a single issuer, including sovereign governments, issuers located in a particular country or geographic area or issuers engaged in a particular industry. Positions taken and commitments made by the Company, including underwritings, often involve substantial amounts and significant exposure to individual issuers and businesses, including non-investment-grade issuers. In addition, substantially all of the collateral held by the Company for reverse repurchase agreements consists of securities issued by the US government and agencies. The Company seeks to limit concentration risk through the use of the systems and procedures described in the preceding discussions of market and credit risk.

Non-Trading Derivatives Activity

In order to modify the interest rate characteristics of its long- and short-term debt, the Company also engages in non-trading derivatives activities. The Company has issued dollar- and foreign currency-denominated debt with both variable- and fixed-rate interest payment obligations. The Company has entered into interest rate swaps primarily based on LIBOR, in order to convert fixed-rate interest payments on its debt obligations into variable-rate payments. In addition, for foreign currency debt obligations which are not used to fund assets in the same currency, the Company has entered into currency swap agreements which effectively convert the debt into dollar obligations. Such transactions are accounted for as fair value hedges. Interest payment obligations on variable-rate debt obligations may also be modified through interest rate swaps, which may change the underlying basis or reset frequency.

These financial instruments are subject to the same market and credit risks as those which are traded in connection with the Company's market-making and trading activities. The Company has the same controls in place to monitor these risks.

Interest rate swap agreements reduced net interest expense on the Company's long- and short-term debt obligations by $164.4 million and increased net interest expense by $29.5 million during the fiscal years ended November 30, 2001 and 2000, respectively, and reduced net interest expense by $22.4 million and $48.1 million for the five months ended November 26, 1999 and the fiscal year ended June 30, 1999, respectively.

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," establishes accounting and reporting standards for stand-alone derivative instruments, derivatives embedded within other contracts or securities and for hedging activities. It requires that all derivatives, whether stand-alone or embedded within other contracts or securities (except in very defined circumstances), be carried on the Company's Statement of Financial Condition at their then fair value. The Company adopted SFAS No. 133 on December 1, 2000. As a result of adopting the statement, the Company recognized a cumulative after-tax loss of $6.3 million. This loss is reported in the Consolidated Statement of Income for fiscal year 2001 separately as "cumulative effect of change in accounting principle."

SFAS No. 133 requires derivatives designated as hedges to be carried at their fair value. SFAS No. 133 also requires items designated as being hedged previously carried at their accrued values to be marked for the risk being hedged, with any gains limited to the offset of losses incurred by the derivative hedge. Any resultant change in values for both the hedging derivative and the hedged item is recognized in earnings immediately, with the net impact being deemed the "ineffective" portion of the hedge. The gains and losses associated with the ineffective portion of the fair value hedges are included in principal transactions on the Consolidated Statement of Income. In fiscal 2001, the Company recognized a gain of $9.7 million for the ineffective portion of all fair value hedges.

13 | CUSTOMER ACTIVITIES

Customer Activities

The Company's clearance activities for both clearing clients and customers involve the execution, settlement and financing of various customer securities and futures transactions. Customers' securities activities are transacted on either a cash or margin basis, while customer futures transactions are generally transacted on a margin basis subject to exchange regulations. In connection with these activities, the Company executes and clears customers' transactions involving the sale of borrowed securities ("short sales") and the writing of option contracts. These transactions may expose the Company to loss in the event that customers are unable to fulfill their contractual obligations and customers' margin deposits are insufficient to fully cover their losses. In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, may require customers to deposit additional cash or collateral, or to reduce positions, when deemed necessary. The Company also establishes credit limits for customers engaged in futures activities and monitors credit compliance daily. Additionally, with respect to the Company's correspondent clearing activities, introducing correspondent firms guarantee the contractual obligations of their customers.

In connection with the Company's customer financing and securities-settlement activities, the Company may pledge customer securities as collateral to satisfy exchange margin deposit requirements or to support various secured-financing sources such as bank loans, securities loaned and repurchase agreements. In the event the counterparties are unable to meet their contractual obligations to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations to customers. The Company seeks to control this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. Moreover, the Company establishes credit limits for such activities and monitors credit compliance daily.

Concentrations of Credit Risk

The Company is engaged in various securities underwriting, brokerage and trading activities. These services are provided to a diverse group of domestic and foreign corporations and partnerships, governments and individual and institutional investors. A substantial portion of the Company's transactions are collateralized and are executed with, or made on behalf of, institutional investors including other brokers and dealers, commercial banks, insurance companies, pension plans, mutual funds, hedge funds and other financial institutions. The Company's exposure to credit risk, associated with the nonperformance of customers in fulfilling their contractual obligations pursuant to securities and futures transactions, can be directly impacted by volatile or illiquid trading markets which may impair customers' ability to satisfy their obligations to the Company. The Company attempts to minimize credit risk associated with these activities by monitoring customers' credit exposure and collateral values on a daily basis and requiring, when deemed necessary, additional collateral to be deposited with or returned to the Company.

A significant portion of the Company's securities processing activities includes clearing transactions for hedge funds, specialists, market-makers, risk arbitrageurs and other professional traders. Due to the nature of their operations, which may include significant levels of credit extension, including leveraged purchases, short selling and option writing, the Company may have significant credit exposure should these customers be unable to meet their commitments. The Company seeks to control this risk by monitoring collateral levels on a daily basis for compliance with both regulatory and internal guidelines. To further control this risk, the Company has developed computerized risk control systems which analyze the customer's sensitivity to major market movements. The Company will require the customer to deposit additional collateral, or reduce positions, if it is determined that the customer's activities may be subject to above-normal market risks.

14 ▌ TRANSFERS OF FINANCIAL ASSETS AND LIABILITIES

Securitizations

The Company regularly securitizes commercial and residential mortgages, consumer receivables and other financial assets. Interests in these securitized assets may be retained in the form of senior or subordinated securities or as residual interests. These retained interests are included in financial instruments owned and are carried at fair value. Securitization transactions are generally treated as sales with resulting gain or loss included in trading revenue. Fair value of retained interests is determined by reference to quoted market prices when readily available. Generally, quoted market prices are not available; therefore, consistent with the valuation of similar inventory, fair value is estimated based on internal valuation pricing models that consider management's estimates of key variables such as forward yield curves, prepayment speeds, default rates, loss severity, interest rate volatilities and spreads.

During fiscal 2001, the Company securitized approximately $109 billion of financial assets. The Company is an active market-maker in these securities and therefore may retain interests in assets it securitizes, predominantly highly rated or government agency backed securities. Retained interests are recorded in financial instruments owned at fair value with resultant gains or losses reflected in net income. Retained interests include senior and subordinated securities and approximate $3.8 billion at November 30, 2001.

Collateralized Financing Arrangements

The Company enters into secured borrowing or lending agreements to obtain collateral necessary to effect settlements, finance inventory positions, meet customer needs or re-lend as part of its dealer operations.

The Company receives collateral under reverse repurchase agreements, securities borrowing transactions, derivative transactions, customer margin loans and other secured money lending activities. In many instances, the Company is permitted to rehypothecate such securities. The Company also pledges its own assets to collateralize certain financing arrangements. These securities are recorded as financial instruments owned, pledged as collateral in the accompanying Statement of Financial Condition at November 30, 2001.

At November 30, 2001, the Company had received securities pledged as collateral that can be repledged, delivered or otherwise used with a fair value of approximately $192 billion. This collateral was generally obtained under reverse repurchase, securities borrowing or margin lending agreements. Of these securities, approximately $134 billion were repledged, delivered or otherwise used, generally as collateral under repurchase agreements, securities lending agreements or to cover short sales.

15 ▌ COMMITMENTS AND CONTINGENCIES

Leases

The Company occupies office space under leases which expire at various dates through 2018. The lease commitments include the lease of the Company's former headquarters at 245 Park Avenue in New York City, which expires in early 2002.

At November 30, 2001, future minimum aggregate annual rentals payable under noncancelable leases (net of subleases), excluding 383 Madison Avenue in New York City, for fiscal years 2002 through 2006 and the aggregate amount thereafter, are as follows:

in thousands	
FISCAL YEAR	
2002	$ 53,900
2003	45,064
2004	41,801
2005	31,996
2006	30,664
Thereafter	203,768

The various leases contain provisions for periodic escalations that are a function of increased operating and other costs. Rental expense, including escalations, under these leases was $100.5 million, $96.6 million, $38.4 million and $94.1 million, for the fiscal years ended November 30, 2001 and 2000, five months ended November 26, 1999 and the fiscal year ended June 30, 1999, respectively.

383 Madison Avenue

The Company has entered into an operating lease arrangement relating to its new worldwide headquarters at 383 Madison Avenue. Under the terms of the lease arrangement, the Company is obligated to make monthly payments based upon the lessor's underlying interest costs. Future minimum annual rental payments made under this lease arrangement cannot be estimated at this time as the interest expense of the lessor is variable, based upon rates which approximate one-month LIBOR. The lease arrangement expires on May 20, 2007. At the end of the lease the Company may request a lease renewal. In the event the lease renewal cannot be negotiated, the Company has the right to purchase the building for the amount of the then outstanding indebtedness of the lessor or to arrange for the sale of the property with the proceeds of the sale being used to satisfy the lessor's debt obligation. In the event that the sale of the property does not generate enough proceeds to satisfy the lessor's debt obligation, the Company is required to fund such shortfall up to a maximum residual value guarantee. As of November 30, 2001, such residual value guarantee approximated $524 million.

Other

In the ordinary course of business the Company has commitments in connection with various activities. Underwriting and purchase obligations are short term in nature, the majority of which will be satisfied within three months. Commercial lending commitments generally have terms of at least one year. Private equity commitments related to merchant banking activities can generally be called over the next five years.

Commercial lending commitments to investment- and non-investment-grade borrowers as well as construction loan commitments aggregated approximately $1.9 billion at November 30, 2001 (including $1.4 billion to investment-grade borrowers).

The Company entered into commitments to purchase mortgage loans aggregating $281.9 million at November 30, 2001.

The Company had commitments to purchase Chapter 13 and other credit card receivables of $107.9 million at November 30, 2001.

In connection with the Company's merchant banking activities, the Company has commitments to invest in several funds which, in turn, will make merchant banking related investments. In addition, the Company has commitments to invest in private equity related investments through partnerships. At November 30, 2001, commitments to invest in funds that make merchant banking related investments and commitments to invest in private equity related investments aggregated $689 million.

The Company had commitments to purchase new issues of securities for underwriting activities aggregating $2.5 billion at November 30, 2001.

As part of the Company's municipal securities business, the Company acts as placement agent for Municipal Securities Trust Certificates (the "Trust Certificates"). The Trust Certificates entitle the holder to receive certain future payments of principal and variable interest and to tender such certificates at the option of the holder on a periodic basis. As placement agent for the Trust Certificates, the Company has an obligation to remarket the certificates. The Company also serves as liquidity provider to the trusts. Consequently, in the event that the Trust Certificates were unable to be remarketed, the Company would be required to acquire such certificates. The underlying securities in the trusts are either AAA- or AA-rated, insured, or escrowed to maturity, municipal bonds. The face amount of the underlying securities was approximately $2.2 billion at November 30, 2001.

Litigation

In the normal course of business, the Company has been named as a defendant in several lawsuits which involve claims for substantial amounts. Additionally, the Company is involved from time to time in investigations and proceedings by governmental agencies and self-regulatory organizations. Included among these matters is an action that is currently pending in the United States Court of Appeals for the Second Circuit which was originally filed by Henryk de Kwiatkowski, a former customer of Bear Stearns. The jury, in this case, awarded $111.5 million of damages and the court awarded $52.3 million in pre-judgement interest. During the quarter ended May 26, 2000, the Company recorded an after-tax charge of $96.0 million in light of such verdict. Bear Stearns and certain named affiliates filed appropriate motions to overturn the verdict in the district court; however, on December 29, 2000 such motions were denied and these defendants appealed the verdict to the Court of Appeals. Although the ultimate outcome of these matters cannot be ascertained at this time, it is the opinion of management, after consultation with counsel, that the resolution of the foregoing matters will not have a material effect on the financial condition of the Company, taken as a whole; such resolution may, however, have a material effect on the operating results in any future period, depending upon the level of income for such period.

16 ❙ SEGMENT AND GEOGRAPHIC AREA DATA

The Company operates in three principal segments– Capital Markets, Global Clearing Services and Wealth Management. These segments offer different products and services. They are managed separately as different levels and types of expertise are required to effectively manage the segments' transactions.

The Capital Markets segment is comprised of Institutional Equities, Fixed Income and Investment Banking areas. Institutional Equities combines the efforts of sales, trading and research in such areas as block trading, convertible bonds, over-the-counter equities, equity derivatives and risk arbitrage. Fixed Income includes the efforts of sales, trading and research for institutional clients in a variety of products such as mortgage-backed and asset-backed securities, corporate and government bonds, municipal and high yield securities and foreign exchange and fixed income derivatives. Investment Banking provides capabilities in capital raising, strategic advisory, mergers and acquisitions and merchant banking. Capital raising encompasses the Company's underwriting of equity, investment-grade and high yield debt securities.

The Global Clearing Services segment provides execution, clearing, margin lending and securities borrowing to facilitate customer short sales, to more than 2,900 clearing clients worldwide. Such clients include approximately 2,500 prime brokerage clients including hedge funds and clients of money managers, short sellers, arbitrageurs and other professional investors and approximately 400 fully disclosed clients, who engage in either the retail or institutional brokerage business.

The Wealth Management segment is comprised of the Private Client Services ("PCS") and Asset Management areas. PCS provides high-net-worth individuals with an institutional level of service. Asset Management serves the diverse investment needs of corporations, municipal governments, multi-employer plans, foundations, endowments, family groups and high-net-worth individuals and, in turn, earns management and/or performance fees on the institutional and high-net-worth products it offers.

The three business segments are comprised of the many business areas with interactions among each as they serve the needs of similar clients. Revenues and expenses reflected below include those which are directly related to each segment. Revenues from inter-segment transactions are credited based upon specific criteria or agreed upon rates with such amounts eliminated in consolidation. Individual segments also include revenues and expenses relating to various items including corporate overhead and interest which are internally allocated by the Company primarily based on balance sheet usage or expense levels. The Company generally evaluates performance of the segments based on net revenues and profit or loss before provision for income taxes.

For the fiscal year ended November 30, 2001:

in thousands	NET REVENUES	PRE-TAX INCOME	SEGMENT ASSETS
Capital Markets	$3,485,631	$ 867,166	$137,845,003
Global Clearing Services	810,601	249,754	52,137,242
Wealth Management	543,495	40,314	3,860,954
Other [1]	67,308	(222,790)	(8,312,971)
Total	$4,907,035	$ 934,444	$185,530,228

For the fiscal year ended November 30, 2000:

in thousands	NET REVENUES	PRE-TAX INCOME	SEGMENT ASSETS [2]
Capital Markets	$3,510,239	$ 899,101	$111,304,589
Global Clearing Services	1,074,498	466,217	54,802,650
Wealth Management	683,791	127,856	3,250,866
Other [1]	207,150	(321,651)	(726,503)
Total	$5,475,678	$1,171,523	$168,631,602

For the five months ended November 26, 1999:

in thousands	NET REVENUES	PRE-TAX INCOME	SEGMENT ASSETS
Capital Markets	$1,247,367	$252,609	$105,441,874
Global Clearing Services	378,610	119,326	54,401,790
Wealth Management	250,645	44,222	2,982,637
Other [1]	61,881	37,435	(788,339)
Total	$1,938,503	$453,592	$162,037,962

For the fiscal year ended June 30, 1999:

in thousands	NET REVENUES	PRE-TAX INCOME	SEGMENT ASSETS
Capital Markets	$2,959,885	$ 768,113	$103,487,668
Global Clearing Services	848,572	377,196	45,077,356
Wealth Management	534,319	96,200	3,211,319
Other [1]	159,348	(177,401)	2,117,997
Total	$4,502,124	$1,064,108	$153,894,340

[1] Other is comprised of consolidation/elimination entries, unallocated revenues (predominantly interest) and certain corporate administrative functions, including certain legal costs and costs related to the CAP Plan, which were $123.0 million, $140.0 million, $45.8 million and $121.1 million for the fiscal years ended November 30, 2001 and 2000, five months ended November 26, 1999 and the fiscal year ended June 30, 1999, respectively.

[2] Restated in accordance with SFAS No. 140.

The operations of the Company are conducted primarily in the United States of America. The Company also maintains offices in Europe, Asia and Latin America. The following are net revenues, income before provision for income taxes and assets by geographic region:

in thousands	FISCAL YEAR ENDED NOVEMBER 30, 2001	FISCAL YEAR ENDED NOVEMBER 30, 2000	FIVE MONTHS ENDED NOVEMBER 26, 1999	FISCAL YEAR ENDED JUNE 30, 1999
US net revenues	$ 4,355,784	$ 4,698,562	$ 1,796,839	$ 4,104,476
Non-US net revenues	551,251	777,116	141,664	397,648
Consolidated net revenues	$ 4,907,035	$ 5,475,678	$ 1,938,503	$ 4,502,124
US income before provision for income taxes and cumulative effect of change in accounting principle	$ 912,443	$ 791,349	$ 435,508	$ 977,682
Non-US income before provision for income taxes and cumulative effect of change in accounting principle	22,001	380,174	18,084	86,426
Consolidated income before provision for income taxes and cumulative effect of change in accounting principle	$ 934,444	$ 1,171,523	$ 453,592	$ 1,064,108
US assets	$151,662,283	$134,339,357	$128,422,520	$124,235,963
Non-US assets	33,867,945	34,292,245	33,615,442	29,658,377
Consolidated assets	$185,530,228	$168,631,602	$162,037,962	$153,894,340

Because of the international nature of the financial markets and the resultant integration of US and non-US services, it is difficult to precisely separate foreign operations. The Company conducts and manages these activities with a view toward the profitability of the Company as a whole. Accordingly, the foreign operations information is, of necessity, based upon management judgements and internal allocations.

17 I BUSINESS ACQUISITION

At the close of business on April 20, 2001, the Company, through a joint venture, completed an acquisition of the assets (including specialist rights) and the assumption of certain liabilities of Wagner Stott Mercator. The Company participates through a limited liability company, together with its joint venture partner, in specialist activities on the NYSE, AMEX and International Securities Exchange ("ISE"). For fiscal 2001, net revenues from these specialist activities are reflected in principal transactions revenues. The combination was accounted for under the purchase method of accounting for business combinations. The purchase price resulted in recordation of tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values as of the effective date of the combination. The portion of goodwill/identifiable intangible assets allocable to the Company is approximately $238 million.

18 QUARTERLY INFORMATION (UNAUDITED)

in thousands, except per share data	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER	TOTAL
FISCAL YEAR ENDED NOVEMBER 30, 2001					
Revenues	$2,136,176	$2,449,382	$2,301,805	$1,813,670	$8,701,033
Interest expense	922,389	1,080,724	1,097,047	693,838	3,793,998
Revenues, net of interest expense	1,213,787	1,368,658	1,204,758	1,119,832	4,907,035
Non-interest expenses					
Employee compensation and benefits	635,125	735,641	635,034	523,052	2,528,852
Other	325,698	366,188	365,038	386,815	1,443,739
Total non-interest expenses	960,823	1,101,829	1,000,072	909,867	3,972,591
Income before provision for income taxes and cumulative effect of change in accounting principle	252,964	266,829	204,686	209,965	934,444
Provision for income taxes	87,010	97,336	70,114	55,019	309,479
Income before cumulative effect of change in accounting principle	165,954	169,493	134,572	154,946	624,965
Cumulative effect of change in accounting principle, net of tax	(6,273)	—	—	—	(6,273)
Net income	$ 159,681	$ 169,493	$ 134,572	$ 154,946	$ 618,692
Basic earnings per share [1]	$ 1.11	$ 1.23	$ 1.00	$ 1.14	$ 4.49
Diluted earnings per share	$ 1.06	$ 1.18	$ 0.95	$ 1.08	$ 4.27
Cash dividends declared per common share	$ 0.15	$ 0.15	$ 0.15	$ 0.15	$ 0.60

in thousands, except per share data	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER	TOTAL
FISCAL YEAR ENDED NOVEMBER 30, 2000					
Revenues	$2,681,575	$2,494,034	$2,408,889	$2,663,466	$10,247,964
Interest expense	1,175,509	1,172,728	1,137,411	1,286,638	4,772,286
Revenues, net of interest expense	1,506,066	1,321,306	1,271,478	1,376,828	5,475,678
Non-interest expenses					
Employee compensation and benefits	713,553	698,623	657,347	719,115	2,788,638
Other	338,710	456,864	344,548	375,395	1,515,517
Total non-interest expenses	1,052,263	1,155,487	1,001,895	1,094,510	4,304,155
Income before provision for income taxes	453,803	165,819	269,583	282,318	1,171,523
Provision for income taxes	175,622	47,442	88,147	87,129	398,340
Net income	$ 278,181	$ 118,377	$ 181,436	$ 195,189	$ 773,183
Basic earnings per share [1]	$ 1.89	$ 0.77	$ 1.33	$ 1.37	$ 5.37
Diluted earnings per share [1]	$ 1.89	$ 0.77	$ 1.32	$ 1.36	$ 5.35
Cash dividends declared per common share	$ 0.15	$ 0.10	$ 0.15	$ 0.15	$ 0.55

[1] The sum of the quarters' earnings per share amounts does not equal the full fiscal year amount due to the effect of averaging the number of shares of common stock and common stock equivalents throughout the year.

Auditors' Report

Deloitte & Touche

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF THE BEAR STEARNS COMPANIES INC.

We have audited the accompanying consolidated statements of financial condition of The Bear Stearns Companies Inc. and Subsidiaries (the "Company") as of November 30, 2001 and November 30, 2000, and the related consolidated statements of income, cash flows and changes in stockholders' equity for the fiscal years ended November 30, 2001 and 2000, the five months ended November 26, 1999 and the fiscal year ended June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Bear Stearns Companies Inc. and Subsidiaries at November 30, 2001 and November 30, 2000, and the results of their operations and their cash flows for the fiscal years ended November 30, 2001 and 2000, the five months ended November 26, 1999 and the fiscal year ended June 30, 1999 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

New York, New York
January 14, 2002

THE BEAR STEARNS COMPANIES INC.

Board of Directors

James E. Cayne
Chairman of the Board,
Chief Executive Officer

Alan D. Schwartz
President,
Co-Chief Operating Officer

Warren J. Spector
President,
Co-Chief Operating Officer

Alan C. Greenberg
Chairman of the
Executive Committee

(1) Audit Committee
(2) Compensation Committee
* Denotes Committee Chairman

Carl D. Glickman (1), (2)*
Private Investor

Donald J. Harrington (2)
President,
St. John's University

William L. Mack (1)
Founder and Managing Partner,
The Apollo Real Estate Investment Funds

President and Senior Managing Partner, The Mack Organization

Frank T. Nickell (2)
President and
Chief Executive Officer,
Kelso & Company

Frederic V. Salerno (1)
Vice Chairman and CFO,
Verizon Communications

Vincent Tese (1)*, (2)
Chairman of the Board,
Wireless Cable International Inc.

Fred Wilpon
Chairman of the Board,
Sterling Equities, Inc.

President and
Chief Executive Officer,
New York Mets

OTHER OFFICERS

Mark E. Lehman
Executive Vice President,
General Counsel

Samuel L. Molinaro Jr.
Executive Vice President,
Chief Financial Officer

Kenneth L. Edlow
Secretary

Marshall J Levinson
Controller

Michael Minikes
Treasurer

COMMITTEE STRUCTURE

The Bear Stearns Companies Inc.
Executive Committee

Alan C. Greenberg*
James E. Cayne
Mark E. Lehman
Samuel L. Molinaro Jr.
Alan D. Schwartz
Warren J. Spector

* Denotes Committee Chairman

Bear, Stearns & Co. Inc.
Management &
Compensation Committee

James E. Cayne*
Richard R. Lindsey
Bruce M. Lisman
Samuel L. Molinaro Jr.
Alan D. Schwartz
Warren J. Spector
Robert M. Steinberg

BEAR, STEARNS & CO. INC.

Board of Directors

James E. Cayne
Chairman of the Board,
Chief Executive Officer

Alan D. Schwartz
President,
Co-Chief Operating Officer

Warren J. Spector
President,
Co-Chief Operating Officer

Alan C. Greenberg
Chairman of the Executive Committee

E. John Rosenwald Jr.
Vice Chairman

Michael L. Tarnopol
Vice Chairman

Mark E. Lehman
Executive Vice President,
General Counsel

Samuel L. Molinaro Jr.
Executive Vice President,
Chief Financial Officer

Michael Minikes
Treasurer

Steven L. Begleiter
Kathryn R. Booth
Denis A. Bovin
Peter D. Cherasia
Ralph R. Cioffi
Barry J. Cohen
Wendy L. de Monchaux
Bruce E. Geismar
Daniel L. Keating
David A. Liebowitz
Richard R. Lindsey
Bruce M. Lisman
Roland N. Livney
Jeffrey Mayer

Steven D. Meyer
Fares D. Noujaim
Craig M. Overlander
Aldo Parcesepe
Stephen E. Raphael
Robert M. Steinberg
Donald W. Tang
Michael J. Urfirer
Jeffrey H. Urwin
Eli Wachtel

DIRECTOR EMERITUS

John H. Slade

Members of the Board of Directors of the broker dealer are senior managing directors of Bear, Stearns & Co. Inc.

WORLD HEADQUARTERS

383 Madison Avenue
New York, NY 10179
(212) 272-2000

DOMESTIC

Atlanta
3424 Peachtree Road, NE
Suite 1700
Atlanta, GA 30326
(404) 842-4000

Boston
One Federal Street
Boston, MA 02110
(617) 654-2800

Chicago
Three First National Plaza
Chicago, IL 60602
(312) 580-4000

Dallas
300 Crescent Court
Suite 200
Dallas, TX 75201
(214) 979-7900

Denver
3200 Cherry Creek South Drive
Suite 260
Denver, CO 80209
(720) 570-2327

Los Angeles
1999 Avenue of the Stars
Los Angeles, CA 90067
(310) 201-2600

San Francisco
Citicorp Center
One Sansome Street
San Francisco, CA 94104
(415) 772-2900

OUTSIDE CONTINENTAL US

San Juan
270 Muñoz Rivera Avenue
5th Floor
Hato Rey, Puerto Rico 00918
(787) 753-2327

INTERNATIONAL

Dublin
Bear Stearns Bank plc
Block 8, Harcourt Centre, Floor 3
Charlotte Way
Dublin 2 Ireland
011-353-1-402-6200

Herzliya
Representative Office
Bear, Stearns & Co. Inc.
Ackerstein Towers—East Wing
11 Hamenofim Street, 9th Floor
Herzliya 46725
Israel
011-972-9-951-2770

Hong Kong
Bear Stearns Asia Limited
26th Floor, Citibank Tower
Citibank Plaza
3 Garden Road, Hong Kong
011-852-2593-2700

London
Bear, Stearns International Limited
One Canada Square
London E14 5AD
England
011-44-207-516-6000

Lugano
Bear, Stearns & Co. Inc.
Corso Elvezia 14
P.O. Box 2168
6901 Lugano
Switzerland
011-41-91-911-7333

Milan
Bear, Stearns International Limited
Via Pietro Verri 6
20121 Milano
Italy
011-39-02-3030-1730

São Paulo
Representative Office
Bear Stearns do Brasil Ltda.
Rua Joaquim Floriano, 72, cj83
São Paulo, SP Brasil
Brazil 04534-000
011-55-11-3457-3200

Singapore
Bear Stearns Singapore Pte Limited
30 Raffles Place #21-01
Caltex House
Singapore 048622
011-65-437-3300

Tokyo
Bear Stearns (Japan), Ltd.
Shiroyama Hills
3-1 Toranomon 4-chome
Minato-ku Tokyo 105-6022
Japan
011-813-3437-7800

CUSTODIAL TRUST COMPANY

101 Carnegie Center
Princeton, NJ 08540-6231
(609) 951-2300

BEAR, STEARNS SECURITIES CORP. GLOBAL CLEARING SERVICES OFFICES

Boca Raton
225 N.E. Mizner Blvd., Suite 500
Boca Raton, FL 33432
(561) 672-4600

Boston
One Federal Street
Boston, MA 02110
(617) 574-6000

Chicago
One Financial Place
440 South LaSalle Street, Suite 1021
Chicago, IL 60605
(312) 663-3300

London
Bear, Stearns International Limited
One Canada Square
London E14 5AD
England
011-44-207-516-6000

Los Angeles
1999 Avenue of the Stars, Suite 2530
Los Angeles, CA 90067
(310) 201-3900

New York
One MetroTech Center North
Brooklyn, NY 11201
(347) 643-1000

Philadelphia
1900 Market Street, Suite 705
Philadelphia, PA 19103
(215) 496-1800

San Francisco
One Sansome Street, 39th Floor
San Francisco, CA 94104
(415) 288-2300

San Francisco
220 Bush Street, Suite 845
San Francisco, CA 94104-4488
(415) 445-6600

Tampa
Hidden River Corporate Center Two
14025 Riveredge Drive, Suite 600
Tampa, FL 33637
(813) 558-3400

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

The common stock of the Company is traded on the NYSE under the symbol BSC. The following table sets forth for the periods indicated the closing high and low prices for the common stock and the cash dividends declared on the common stock, as adjusted to reflect all 5% stock dividends prior to November 30, 2001.

As of February 11, 2002, there were 2,134 holders of record of the Company's common stock. On February 11, 2002, the last reported sales price of the Company's common stock was $58.48.

Dividends are payable on January 15, April 15, July 15 and October 15 in each year on the Company's outstanding Adjustable Rate Cumulative Preferred Stock, Series A; Cumulative Preferred Stock, Series E; Cumulative Preferred Stock, Series F; and Cumulative Preferred Stock, Series G (collectively, the "Preferred Stock"). The terms of the Preferred Stock require that all accrued dividends in arrears be paid prior to the payment of any dividend on the common stock.

Since the Company is a holding company, its ability to pay dividends is limited by the ability of its subsidiaries to pay dividends and to make advances to the Company. See the Notes to Consolidated Financial Statements under the caption "Regulatory Requirements" and Management's Discussion and Analysis of Financial Condition and Results of Operations under the caption "Regulated Subsidiaries" for a further description of the restrictions on dividends.

	HIGH	LOW	CASH DIVIDENDS DECLARED PER COMMON SHARE
FISCAL YEAR ENDED NOVEMBER 30, 2001			
First Quarter (through February 23, 2001)	$64.040	$45.250	$0.15
Second Quarter (through May 25, 2001)	57.900	42.060	0.15
Third Quarter (through August 31, 2001)	60.600	51.650	0.15
Fourth Quarter (through November 30, 2001)	61.750	43.500	0.15
FISCAL YEAR ENDED NOVEMBER 30, 2000			
First Quarter (through February 25, 2000)	$43.000	$37.375	$0.15
Second Quarter (through May 26, 2000)	46.750	36.938	0.10
Third Quarter (through August 25, 2000)	62.188	38.125	0.15
Fourth Quarter (through November 30, 2000)	72.125	45.938	0.15

The Bear Stearns Companies Inc.
383 Madison Avenue
New York, NY 10179
www.bearstearns.com

INVESTOR RELATIONS

Elizabeth Ventura
(212) 272-9251
Rebecca Haas
(212) 272-8188
ir@bear.com

A copy of the Company's Annual Report on Form 10-K for fiscal 2001 is available on request by writing:

Investor Relations Department
The Bear Stearns Companies Inc.
383 Madison Avenue
New York, NY 10179

or by calling our automated service for financial information requests:

(212) 272-9331

MEDIA RELATIONS

Elizabeth Ventura
(212) 272-9251
Russell Sherman
(212) 272-5219
media@bear.com

INFORMATION CENTER

(212) 272-3939

TRANSFER AGENT AND REGISTRAR

Mellon Investor Services L.L.C.
Overpeck Centre
Ridgefield Park, NJ 07660
(800) 279-1229

LEGAL COUNSEL

Cadwalader, Wickersham & Taft
100 Maiden Lane
New York, NY 10038
(212) 504-6000

AUDITORS

Deloitte & Touche LLP
2 World Financial Center
New York, NY 10281
(212) 436-2000

Design: The Mixx, New York City www.themixx-nokidding.com
Senior management photographed by Peter Olson
James E. Cayne photographed by Buck Ennis and Peter Olson